Exhibit 2.1

ASSET PURCHASE AGREEMENT

dated as of December 20, 2006

among

Lexington-Rowe Furniture Holding Corp.

and

The Rowe Companies

and

THE OTHER SELLERS NAMED HEREIN

4.21	Intellectual Property	34
4.22	Insurance	36
4.23	Accounts Receivable	36
4.24	Contracts	36
4.25	Relationships with Customers and Suppliers	38
4.26	Accounts Payable and Other Accrued Expenses	38
4.27	Brokers	38
4.28	Absence of Certain Developments	39
4.29	Bank Accounts Schedule	40
4.30	Officers, Directors	40
4.31	Lien Searches	40
4.32	Bankruptcy	40
4.33	Credit Support	40
4.34	Information Accurate and Complete; Reliance	41

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER		41
5.1	Organization	41
5.2	Authority	41
5.3	Consents	41
5.4	Brokers	41

ARTICLE VI COVENANTS OF SELLERS; OTHER AGREEMENTS OF THE PARTIES		41
6.1	Consents and Approvals	41
6.2	Access to Information and Facilities	42
6.3	Conduct of the Business Pending the Closing	43
6.4	Notification of Certain Matters; Schedules	45
6.5	Efforts; Further Assurances	45
6.6	Bankruptcy Actions	46
6.7	Certain Disclosure Restrictions	47
6.8	Sale Order	47
6.9	Excluded Assets	47
6.10	Non-Seller Subsidiaries	48
6.11	Taxes, Utilities and Certain Other Payments; Title Insurance and Survey Expense	48
6.12	Sellers' Minimum Restructuring Cost	49
6.13	Amendment to Acquisition Structure	49
6.14	Minimum Prepayments	49

ARTICLE VII COVENANTS OF PURCHASER		50
7.1	Assumed Obligations	50
7.2	Further Assurances	50

ARTICLE VIII CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER		50
8.1	Warranties True as of Both Present Date and Closing Date; Covenants	50
8.2	Bankruptcy Condition	51
8.3	Real Estate Matters	53

8.4	Material Adverse Change	53
8.5	Cure Costs	53
8.6	Benefit Plans	54
8.7	Litigation	54
8.8	Approvals	54
8.9	Release of Liens	54
8.10	Additional Matters	54
8.11	Closing Deliveries	54

ARTICLE IX CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS		55
9.1	Warranties True as of Both Present Date and Closing Date	55
9.2	Bankruptcy Court Approval	55
9.3	Litigation	55
9.4	Consideration	55
9.5	Approvals	55
9.6	Closing Deliveries	55

ARTICLE X CLOSING		56
10.1	Closing	56
10.2	Deliveries by Sellers	56
10.3	Deliveries by Purchaser	57
10.4	Form of Instruments	57

ARTICLE XI TERMINATION; TERMINATION PAYMENT		57
11.1	Termination	57
11.2	Breakup Fee and Expense Reimbursement	59
11.3	Effect of Termination or Breach	59

ARTICLE XII ADDITIONAL POST-CLOSING COVENANTS		59
12.1	Employees	59
12.2	Employee Benefit Plans	60
12.3	Sellers' Cooperation in Hiring of Employees	61
12.4	WARN Act	61
12.5	Joint Post-Closing Covenant of Purchaser and Sellers	61
12.6	Certain Consents	61
12.7	Name Changes	62
12.8	Accounts Receivable; Collections	62
12.9	Access to Information	62
12.10	Tax Matters	62

ARTICLE XIII MISCELLANEOUS		63
13.1	Expenses	63
13.2	Amendment	63
13.3	Notices	63
13.4	Waivers	64
13.5	Counterparts and Execution	64
13.6	Headings	65

13.7	SUBMISSION TO JURISDICTION	65
13.8	Governing Law	65
13.9	Binding Nature; Assignment	65
13.10	No Third Party Beneficiaries	65
13.11	Construction	65
13.12	Public Announcements	66
13.13	Entire Understanding	66
13.14	Closing Actions	66
13.15	Conflict between Transaction Documents	66
13.16	Survival	66
EXHIBIT A		68

EXHIBITS

Exhibit A	-	Allocation of Cash Portion
Exhibit B	-	[Intentionally Omitted]
Exhibit C	-	Form of F Reorganization Transaction

v

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made and entered into as of this 20th day of December, 2006, by and between (i) Lexington-Rowe Furniture Holding Corp., a Delaware corporation (“Purchaser”), and (ii) The Rowe Companies, a Nevada corporation (“ParentCo”), and each of its subsidiaries listed on the signature pages of this Agreement (ParentCo and each of its subsidiaries listed on the signature pages to this Agreement, each a “Seller” and collectively, “Sellers”).

In consideration of the mutual covenants, agreements and warranties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

1.1 Definitions. Unless otherwise defined herein, terms used herein shall have the meanings set forth below:

“Acquired Assets” shall have the meaning set forth in Section 2.1(a) hereof.

“Acquisition Proposal” means a proposal (other than by Purchaser or its Affiliates) relating to any merger, consolidation, business combination, sale or other disposition of 10% or more of the Acquired Assets pursuant to one or more transactions, the sale of 10% or more of the outstanding shares of capital stock or equity interests of any Seller (including, without limitation, by way of a tender offer, foreclosure or plan of reorganization (including a plan of reorganization proposed or advanced by Sellers), merger or liquidation) or a similar transaction or business combination involving one or more Third Parties and any Seller.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law) of which any Seller is or has been a member.

“Agreement” means this Asset Purchase Agreement, including all of the Exhibits and the Schedules hereto, as the same may be amended from time to time in accordance with its terms.

“Allocation” shall have the meaning set forth in Section 12.10 hereof.

“Applicable Rate” means the prime rate of interest reported from time to time in The Wall Street Journal.

“Assignment and Assumption” shall have the meaning set forth in Section 10.2(c) hereof.

“Assignment Motion” shall have the meaning set forth in Section 6.6(c) hereof.

“Assumed Contracts” means all Contracts identified in Schedule 2.1(a)(v) attached hereto under the heading “Assumed Contracts,” other than those excluded by Purchaser from the Acquired Assets pursuant to Section 2.3(c) hereof.

“Assumed Equipment Leases” means all equipment leases identified in Schedule 2.1(a)(v) attached hereto under the heading “Assumed Equipment Leases,” other than those excluded by Purchaser from the Acquired Assets pursuant to Section 2.3(c) hereof.

“Assumed Executory Contracts” means the Assumed Contracts and the Assumed Leases.

“Assumed Facility Leases” means all of the Facility Leases identified in Schedule 2.1(a)(v) attached hereto, other than those excluded by Purchaser from the Acquired Assets pursuant to Section 2.3(c) hereof.

“Assumed Leased Facilities” means the Leased Facilities identified in the Assumed Facility Leases.

“Assumed Leases” means the Assumed Equipment Leases and the Assumed Facility Leases.

“Assumed Obligations” shall have the meaning set forth in Section 2.2(a) hereof.

“Assumed Owned Real Property” means the Owned Real Property identified in Schedule 2.1(a)(vii) attached hereto, other than those excluded by Purchaser from the Acquired Assets pursuant to Section 2.3(c).

“Assumed Plans” shall mean only the Employee Benefit Plans identified in Schedule 2.1(a)(xxiii) attached hereto; provided, however, that notwithstanding any other provision of this Agreement or the Disclosure Schedules, no Assumed Plan shall include any plan that (1) constitutes a pension plan subject to Title IV of ERISA or Section 412 of the Code, (2) provides retiree medical or other retiree welfare benefits, or (3) constitutes an employee stock ownership plan within the meaning of Section 407(d)(6) of ERISA or Section 4975(e)(7) of the Code; provided, further, notwithstanding anything in this Agreement or any Schedule attached hereto to the contrary, no deferred compensation plan shall be included in the definition of Assumed Plan or otherwise deemed assumed by Purchaser, it being agreed and acknowledged that to the extent any deferred compensation obligations are to be paid by Purchaser pursuant to the Assumed Obligations (set forth in Section 2.2(a)(iv) herein) Purchaser shall establish its own deferred compensation plan(s) to assume the obligations under Sellers deferred compensations plans.

“Auction” shall mean the auction conducted by Sellers pursuant to the Bidding Procedures Order and Section 8.2(c) hereof for substantially all of the Acquired Assets.

“Bankruptcy Code” means title 11 of the United States Code.

“Bankruptcy Court” means the United States Bankruptcy Court for the Eastern District of Virginia.

“Baseline Net Current Assets” means $19,500,000, which for purposes of this Agreement is deemed to have been calculated as Net Current Assets was calculated as of December 15, 2006 on Schedule 1 and using the principles, methodologies and practices used historically by GECC under the DIP Credit Agreement to determine eligibility.

“Benefit Plan” means any “employee benefit plan” (including, without limitations, “plans” as defined in ERISA §3(3)), profit sharing, deferred compensation, bonus, stock option, stock purchase, vacation pay, holiday pay, pension, retirement plans, medical and any other form of compensation or benefit plan, program or arrangement of any kind regardless of whether any such plan is written or oral or provided under an employment, collective bargaining or other similar arrangement.

“Bid” or “Bids” means the bids to be solicited by Sellers, or that may otherwise arise, for the sale of all or substantially all of the Acquired Assets, on terms and conditions substantially the same in all respects to this Agreement and in accordance with the procedures set forth on the Bidding Procedures Order.

“Bidders” means the other prospective purchasers from whom Sellers will solicit Bids in accordance with the procedures set forth on the Bidding Procedures Order, or that may otherwise arise.

“Bidding Procedures Order” means the order of the Bankruptcy Court in the form and substance including in Sellers’ filings with the Bankruptcy Court on or about October 30, 2006 attached hereto and, among other things, (i) setting a deadline for the filing of objections to the entry of the Sale Order, (ii) providing that the Auction shall be held on or one day prior to the Sale Hearing, (iii) scheduling the Sale Hearing, (iv) providing for competitive bidding procedures pursuant to which Acquisition Proposals may be solicited, made and accepted and containing the terms specified in Sections 8.2(c) and 11.2 hereof and (v) approving and implementing the provisions of Sections 6.7, 6.8, 8.2(c) and 11.2 hereof.

“Books and Records” means all records and lists of Sellers including without limitation, (i) all merchandise, analysis reports, marketing reports and creative material pertaining to the Acquired Assets, the Facilities or the Business, (ii) all records relating to customers, suppliers or personnel of Sellers (including, without limitation, customer lists, mailing lists, e-mail address lists, recipient lists, sales records, correspondence with customers, customer files and account histories, supply lists and records of purchases from and correspondence with suppliers), (iii) all records relating to all product, business and marketing plans of any Seller, and (iv) all books, ledgers, files, reports, plans, drawings and operating records of every kind of Sellers; provided, however, “Books and Records” shall not include the originals of any Seller’s minute books, stock books and Tax Returns.

“Breakup Fee” shall have the meaning set forth in Section 8.2(c)(i) hereof.

“Business” means the activities carried on by Sellers consisting principally of the manufacturing of frames for their own use, the manufacture, sale, purchase and distribution of upholstered furniture products, and the wood kiln drying business.

“Cash” shall have the meaning set forth in Section 2.3(d) hereof.

“Cash Portion” shall have the meaning as set forth in Section 3.1(a) hereof.

“Carve Out Amount” shall mean the aggregate of all amounts covered by the definition “Carve-Out Amount” as defined in the DIP Credit Agreement as in effect on the date hereof but not to exceed $1,250,000.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. §9601 et seq.) and any Regulations promulgated thereunder.

“Chapter 11 Cases” means the cases commenced by Sellers under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court under Case Nos. 06-11142 and 06-11143.

“Claim” shall have the meaning set forth in section 101(5) of the Bankruptcy Code.

“Closing Statement” shall have the meaning set forth in Section 3.1(c) hereof.

“Closing Date” shall have the meaning set forth in Section 10.1 hereof.

“Closing Net Current Assets” shall have the meaning set forth in Section 3.1(b) hereof.

“Closing” shall have the meaning set forth in Section 10.1 hereof.

“COBRA” shall have the meaning set forth in Section 4.7(e) hereof.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” shall have the meaning set forth in Section 4.21(b) hereof.

“Contract” means any agreement, contract, non-governmental license, commitment or other binding arrangement or understanding, whether written or oral, to which any Seller is a party and which any Seller is permitted under the Bankruptcy Code to assume and assign.

“DIP Credit Agreement” means the agreement described in the definition of GECC below.

“Disclosure Schedule” shall have the meaning set forth in Section 4.1 hereof.

“Dollars” or “$” means dollars of the United States of America.

“Employee Benefit Plan” shall have the meaning set forth in Section 4.7 hereof.

“Environmental Laws” means all federal, state, provincial, local and foreign statutes, Regulations, ordinances, directives and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law, in each case concerning public health and safety, worker health and safety, pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control, or cleanup of any Hazardous Substances (including without limitation CERCLA and analogous state laws), each as amended or in effect prior to, on or after Closing.

“Environmental Permits” shall have the meaning set forth in Section 4.17 hereof.

“ERISA Affiliate” means each entity which is treated as a single employer with any Seller or its Subsidiaries for purposes of Code §414.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all Regulations issued thereunder.

“Escrow Actual Closing Amount” means the amount of the Escrow Funds immediately following the Closing after any distribution of the Escrow Funds in connection with the Closing, which amount shall equal the Escrow Closing Amount less any reduction to the Escrow Closing Amount pursuant to Section 3.4.

“Escrow Agent” means Wells Fargo Bank, National Association or its successors.

“Escrow Agreement” means the escrow agreement in form and substance reasonably satisfactory to Purchaser, ParentCo, and GECC.

“Escrow Closing Amount” means $1,500,000.

“Escrow Deposit Amount” means $3,000,000.

“Escrow Funds” means the amount of cash held from time to time by the Escrow Agent pursuant to the Escrow Agreement.

“Estimated Purchase Price” shall have the meaning set forth in Section 3.1(b) hereof.

“Evidences of Ownership” means stock certificates, partnership ownership certificates, and any other certificate, instrument, book entry or notation or other indicia of ownership interests in any Person.

“Excluded Assets” shall have the meaning set forth in Section 2.3 hereof.

“Excluded Contracts” shall have the meaning set forth in Section 2.3(b) hereof.

“Excluded Environmental Liabilities” means any Liability or investigatory, corrective or remedial obligation, whenever arising or occurring, arising under Environmental Laws with respect to Sellers or any of their predecessors or Affiliates, the Business, the Acquired Assets or the Facilities (including without limitation any arising from the on-site or off-site Release, threatened Release, treatment, storage, disposal, or arrangement for disposal of Hazardous Substances) whether or not constituting a breach of any representation or warranty herein and whether or not set forth on any disclosure schedule attached hereto.

“Excluded Leases” shall have the meaning set forth in Section 2.3(b) hereof.

“Executive Officer” of a Person means its chairman, chief executive officer, chief financial officer, president, any vice president, secretary, controller, treasurer or general counsel.

“Exhibits” means the exhibits hereto.

“Expense Reimbursement” shall have the meaning set forth in Section 8.2(c)(i) hereof.

“Facilities” means collectively the premises at which each Seller operates.

“Facility Leases” means all of Sellers’ right, title and interest in all leases, subleases, licenses, concessions and other agreements (written or oral) and all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which Sellers hold a leasehold or subleasehold estate in, or are granted the right to use or occupy a Leased Facility.

“Final Determination” shall have the meaning set forth in Section 3.1(c) hereof.

“Final Order” means an Order as to which the time to file an appeal, a motion for rehearing or reconsideration or a petition for writ of certiorari has expired and no such appeal, motion or petition is pending.

“Final Purchase Price” shall have the meaning set forth in Section 3.1(d) hereof.

“Financial Statements” shall have the meaning set forth in Section 4.5 hereof.

“GAAP” means, at a given time, United States generally accepted accounting principles, consistently applied.

“GECC” means General Electric Capital Corporation, a Delaware corporation, in its capacity as agent for the lenders under that certain Senior Secured, Super-Priority Debtor-In-Possession Credit Agreement, dated as of September 21, 2006, by and among the Sellers, Storehouse, Inc., the other parties signatory thereto, the lenders signatory thereto from time to time, and General Electric Capital Corporation, as lender and agent for the lenders.

“Governmental Authority” means any United States federal, state or local or any foreign government, governmental regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body.

“Hazardous Substances” means any pollutants, contaminants or chemicals, and any industrial, toxic or otherwise hazardous materials, substances or wastes with respect to which liability or standards of conduct are imposed under any Environmental Laws, including, without limitation, petroleum and petroleum-related substances, products, by-products and wastes, asbestos, urea formaldehyde, lead-based paint, noise and odors.

“Indebtedness” means, as applied to any Person, (a) all indebtedness of such Person, including for borrowed money, whether current or funded, secured or unsecured; (b) any indebtedness of such Person evidenced by any note, bond, debenture or other debt security; (c) any obligation incurred for all or any part of the purchase price of property or other assets or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the Ordinary Course of Business; (d) any commitment by which such Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit and bankers’ acceptances); (e) all indebtedness or liabilities of such Person secured by a purchase money mortgage or other Lien (other than certain permitted liens arising by operation of law) on the Acquired Assets; (f) all obligations under leases which shall have been or must be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations such Person assures a creditor against loss; (g) all accrued interest, fees and other expenses owed with respect to the indebtedness referred to herein, including but not limited to, prepayment penalties, letters of credit and bankers’ acceptances, consent fees, and fees and expenses due under the DIP Credit Agreement); (h) all obligations (determined on the basis of actual, not notional, obligations) in respect of interest rate protection agreements, interest rate swap agreements, foreign currency exchange agreements or other interest or exchange rate hedging agreements or arrangements; and (i) all indebtedness of third Persons of the type referred to herein which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase, assume or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Insider” means, any Executive Officer, director, governing body member, stockholder, partner or Affiliate, as applicable, of any Seller or any predecessor or Affiliate of any Seller or any individual related by marriage or adoption to any such individual or any entity in which any such Person owns any beneficial interest.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (ii) trademarks, service marks, trade dress, logos, slogans, trade names, internet domain names and corporate names, together with all goodwill associated therewith, and applications, registrations and renewals in connection therewith, (iii) copyrights, mask works and copyrightable works, and applications, registrations and renewals in connection therewith, (iv) trade secrets and confidential business information (including ideas, research and development, know-how, inventions, formulas, compositions, manufacturing and production processes and techniques, designs, drawings and specifications), (v) proprietary computer software (including but not limited to source code, executable code data, databases and documentation); (vi) copies and tangible embodiments of any of the foregoing in whatever form or medium; and (vii) all other intellectual property.

“Inventory” means all inventory of any kind or nature, whether or not prepaid, and wherever located, held or owned by any Seller including, without limitation, all raw materials, work in process, semi-finished and finished products, replacement and spare parts, packaging materials, operating supplies, and fuels and other and similar items.

“Knowledge of Sellers” shall mean the knowledge of any director, governing body member or Executive Officer of any of Sellers. Notwithstanding anything contained herein to the contrary, all representations and warranties related to the Rowan Street Property and any fixed assets which are both not currently used and not currently intended to be used in the operation of the Business are subject to the Knowledge of the Sellers.

“Latest Balance Sheet” shall have the meaning set forth in Section 4.5 hereof.

“Leased Facilities” means any land, buildings, structures, improvements, fixtures or other interest in real property which is used or intended to be used by Sellers or used or intended to be used in, or otherwise related to, the Business other than the Owned Real Property.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due and regardless of when asserted), including, without limitation, any liability for Taxes.

“Lien” or “Liens” means any lien (statutory or otherwise), hypothecation, encumbrance, Claim, Liability, security interest, interest, mortgage, pledge, restriction, charge, instrument, license, preference, priority, security agreement, easement, covenant, encroachment, option, right of recovery, Tax (including foreign, federal, state and local Tax), Order of any Governmental Authority, of any kind or nature (including (i) any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing, (ii) any assignment or deposit arrangement in the nature of a security device, (iii) any claim based on any theory that Purchaser is a successor, transferee or continuation of Sellers or the Business, and (iv) any leasehold interest, license or other right, in favor of a Third Party or a Seller, to use any portion of the Acquired Assets), whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown.

“Material Adverse Change” or “Material Adverse Effect” means, any event, change, condition or matter that individually or in the aggregate results in or would reasonably be expected to result in a material adverse effect or change in the results of operations or condition (financial or otherwise) of the Business or the Acquired Assets in an amount equal to or greater than $750,000; provided, however, in determining whether a Material Adverse Change or Material Adverse Effect has occurred or would reasonably be expected to occur there shall be excluded any effect the cause of which is primarily (i) bankruptcy costs and expenses, (ii) transaction expenses related to the transaction contemplated by this Agreement, (iii) any changes in economic or market conditions affecting U.S. manufacturers of upholstered furniture generally provided it does not disproportionately affect the Business or the Acquired Assets, (iv) any changes in the market value of Owned Real Property.

“Material Contract” shall have the meaning set forth in Section 4.24(c) hereof.

“Net Current Assets” means the aggregate dollar value of eligible accounts receivable (as such term or similar term is defined in the DIP Credit Agreement) and eligible inventory (as such term or similar term is defined in the DIP Credit Agreement), in each case to the extent included in the Acquired Assets.

“No Fee Event” means a termination of this Agreement pursuant to (i) Section 11.1(a), Section 11.1(b), Section 11.1(d) (but only if such termination is solely on account of a failure to satisfy one or more of the closing conditions set forth in Sections 8.2(a), 8.2(c), 8.3, 8.7, or 8.10), or Section 11.1(g), or (ii) by ParentCo under Section 11.1(c) or Section 11.1(i) (but only if such termination is solely on account of a failure to satisfy one or more of the closing conditions set forth in Sections 9.1, 9.3, 9.4, 9.5, or 9.6).

“Notice of Disagreement” shall have the meaning set forth in Section 3.1(c) hereof.

“Notice” means any summons, citation, directive, Order, claim, litigation, proceeding, judgment, letter or other communication, written or oral, actual or threatened, from the United States Environmental Protection Agency and any Governmental Authority, or any other entity or any individual and shall include the imposition of any Lien on property owned, leased, occupied or used by any Seller pursuant to any Environmental Law.

“Order” means any decree, order, injunction, rule, judgment, consent of or by any Governmental Authority.

“Ordinary Course of Business” means the operation of the Business by Sellers in the usual and ordinary course in a manner substantially similar to the manner in which Sellers operated since the commencement of the Chapter 11 Cases (including, without limitation, with respect to quantity and frequency).

“Owned Real Property” means all land and all buildings, structures, fixtures and other improvements located thereon, and all easements, rights of way, servitudes, tenements, hereditaments, appurtenances, privileges and other rights with respect thereto owned by Sellers.

“Permits” means licenses, permits, approvals, certificates of occupancy, authorizations, operating permits, registrations, plans and the like.

“Permitted Liens” means easements, covenants, conditions, restrictions and other similar matters of record on real property, leasehold estates or personalty (excluding any rights of appeal from the Sale Order), that do not in any material respect detract from the value thereof and do not individually or in the aggregate in any material respect interfere with the present use, ownership or operation of the property subject thereto, and Taxes on real property not yet due and payable that are Assumed Obligations.

“Person” means any corporation, partnership, joint venture, limited liability company, organization, entity, authority or natural person.

“Petty Cash” shall have the meaning set forth in Section 2.1(a)(i) hereof.

“Proceeding” shall have the meaning set forth in Section 2.4(a)(ix) hereof.

“Purchase Price” shall have the meaning set forth in Section 3.1(a) hereof.

“Purchase Price Calculation” shall have the meaning set forth in Section 3.1(c) hereof.

“Purchaser” shall have the meaning set forth in the Preamble hereto.

“Qualifying Bid” shall have the meaning set forth in Section 8.2(c)(vii) hereof.

“Regulation” means any law, statute, regulation, ruling, rule or Order of, administered or enforced by or on behalf of, any Governmental Authority.

“Rehired Employees” means each employee of Sellers who is offered employment with Purchaser as set forth in Section 12.1 and who accepts such offer of employment and commences active employment with Purchaser.

“Release” shall have the meaning set forth in CERCLA.

“Restructuring” means the consolidation of the Missouri frame and upholstery manufacturing activities of Sellers into the Virginia frame and upholstery Facilities of Sellers.

“Rowan Street Property” means Owned Real Property located at 239 Rowan Street, Salem, Virginia.

“Rule” or “Rules” means the Federal Rules of Bankruptcy Procedure.

“Sale Hearing” means the hearing of the Bankruptcy Court to approve this Agreement and the transactions contemplated herein.

“Sale Motion” shall have the meaning set forth in Section 6.6(b) hereof.

“Sale Order” means the order of the Bankruptcy Court to be entered by the Bankruptcy Court pursuant to sections 363 and 365 of the Bankruptcy Code and (i) approving this Agreement and the transactions contemplated hereby; (ii) approving the sale of the Acquired Assets to Purchaser free and clear of all Liens (other than Permitted Liens) pursuant to section 363(f) of the Bankruptcy Code, (iii) approving the assumption and assignment to Purchaser of the Assumed Executory Contracts, pursuant to section 365(f)(2) of the Bankruptcy Code, except Purchaser’s promise to perform following the Closing obligations under the Assumed Executory Contracts; (iv) transferring and assigning the Assumed Executory Contracts such that the Assumed Executory Contracts will be in full force and effect from and after the Closing; (v) finding that Purchaser is a good-faith purchaser entitled to the protections of section 363(m) of the Bankruptcy Code; (vi) confirming that Purchaser is acquiring the Acquired Assets free and clear of the Unassumed Liabilities and providing for a full release of Purchaser with respect to the Unassumed Liabilities; (vii) providing that the provisions of Rules 6004(h) and 6006(d) of the Federal Rules of Bankruptcy Procedure are waived and there will be no stay of execution of the Sale Order under Rule 62(a) of the Federal Rules of Civil Procedure; (viii) retaining jurisdiction of the Bankruptcy Court to interpret and enforce the terms and provisions of this Agreement; (ix) authorizing and approving the results of the Auction, (x) providing for payment of the Cash Portion to GECC and GECC’s Liens attaching to the Cash Portion and otherwise being in form and substance satisfactory to GECC, and (xi) providing that, notwithstanding anything herein including in subsection (x) of this definition, to the extent Purchaser is owed funds from Sellers pursuant to hereof, Purchaser’s right to receive funds or reimbursements from the Escrow Funds shall be senior to all other liens or claims against Sellers or Seller’s assets.

“Schedules” means the schedules attached hereto (including, without limitation, the Disclosure Schedules).

“Seller” and “Sellers” shall have the meaning set forth in the Preamble hereto.

“Seller Payables” shall have the meaning set forth in Section 6.11(f) hereof

“Subsidiary” means, with respect to any Person, any corporation a majority of the total voting power of shares of stock of which is entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or any partnership, limited liability company, association or other business entity a majority of the partnership or other similar ownership interest of which is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing director or general partner of such partnership, limited liability company, association or other business entity.

“Successful Bid” shall have the meaning set forth in Section 8.2(c)(viii) hereof.

“Systems” means the computer systems, including software, hardware, networks and interfaces used by Sellers.

“Tax” and, with correlative meaning, “Taxes” mean with respect to any Person (i) all federal, state, local, county, foreign and other taxes, assessments or other government charges, including, without limitation, any income, alternative or add-on minimum tax, estimated gross income, gross receipts, sales, use, ad valorem, value added, transfer, capital stock franchise, profits, license, registration, recording, documentary, intangibles, conveyancing, gains, withholding, payroll, employment, social security (or similar), unemployment, disability, excise, severance, stamp, occupation, premium, property (real and personal), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment, charge, or tax of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign) whether such Tax is disputed or not, (ii) Liability for the payment of any amounts of the type described in clause (i) above relating to any other Person as a result of being party to any agreement to indemnify such other Person, being a successor or transferee of such other Person, or being a member of the same affiliated, consolidated, combined, unitary or other group with such other Person, or (iii) Liability for the payment of any amounts of the type described in clause (i) arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto).

“Tax Return” means any report, return, declaration, claim for refund or other information or statement supplied or required to be supplied by any Seller relating to Taxes, including any schedules or attachments thereto and any amendments thereof.

“Third Party” means any Person other than Sellers, Purchaser or any of their respective Affiliates.

“Transaction Documents” means this Agreement, and all other agreements, instruments, certificates and other documents to be entered into or delivered by any party in connection with the transactions contemplated to be consummated pursuant to this Agreement.

“Unassumed Liabilities” shall have the meaning set forth in Section 2.4 hereof.

“Valuation Firm” shall have the meaning set forth in Section 3.1(c) hereof.

“WARN Act” shall have the meaning set forth in Section 4.8(g) hereof.

1.2 Rules of Construction. Unless the context otherwise clearly indicates, in this Agreement:

(a) the singular includes the plural;

(b) “includes” and “including” are not limiting;

(c) “may not” is prohibitive and not permissive; and

(d) “or” is not exclusive.

ARTICLE II

PURCHASE AND SALE; ASSUMPTION OF CERTAIN LIABILITIES

2.1 Purchase and Sale of Assets.

(a) Subject to the terms and conditions set forth in this Agreement, at the Closing, Sellers shall sell, contribute, convey, assign, transfer and deliver to Purchaser, free and clear of all Liens (except for the Assumed Obligations and Permitted Liens), and Purchaser shall purchase, acquire and take assignment and delivery of, for the consideration specified in Section 3.1, all properties, assets, rights, titles and interests of every kind and nature, owned or leased by Sellers (including indirect and other forms of beneficial ownership) as of the Closing Date (including, without limitation, all assets of Sellers located on the premises of the Facilities), whether tangible or intangible, real or personal and wherever located and by whomever possessed, including, without limitation, all of the following assets but excluding Excluded Assets pursuant to Section 2.3 (all of the assets to be sold, assigned, transferred and delivered to Purchaser hereunder herein called the “Acquired Assets”):

(i) petty cash used in the operation of the Business (“Petty Cash”);

(ii) all accounts and notes receivable (whether current or noncurrent and including intercompany receivables (other than intercompany receivables related to Storehouse, Inc.) and all causes of action specifically pertaining to the collection of the foregoing, but including, however, only avoidance claims or causes of action arising under the Bankruptcy Code or applicable state law, including, without limitation, all rights and avoidance claims of Sellers arising under Chapter 5 of the Bankruptcy Code that relate to the Persons set forth on Schedule 2.1(a)(ii);

(iii) all promotional allowances and vendor rebates and similar items;

(iv) all Intellectual Property (including without limitation, all of the Intellectual Property set forth on Schedule 4.21), along with all income, royalties, damages and payments due or payable to Sellers as of the Closing or thereafter, including, without limitation, damages and payments for past, present or future infringements or misappropriations thereof, the right to sue and recover for past infringements or misappropriations thereof and any and all corresponding rights that, now or hereafter, may be secured throughout the world and all copies and tangible embodiments of any such Intellectual Property in Sellers’ possession or control;

(v) all of Sellers’ rights existing under the Assumed Executory Contracts, including, without limitation, all rights to security and other deposits held pursuant thereto;

(vi) all bank accounts, safety deposit boxes, lock boxes and the like;

(vii) all Assumed Owned Real Property;

(viii) [Intentionally Omitted];

(ix) all leasehold improvements and all machinery, equipment (including all transportation and office equipment), fixtures, trade fixtures, computer equipment, telephone systems and furniture owned by Sellers wherever located, including, without limitation, all such items which are located in any building, warehouse, office or other space leased, owned or occupied by Sellers or used in connection with the Business;

(x) all of the Inventory;

(xi) all office supplies, production supplies, spare parts, other miscellaneous supplies, and other tangible property of any kind wherever located, including, without limitation, all property of any kind located in any building, office or other space leased, owned or occupied by Sellers or in any warehouse where any of Sellers’ properties and assets may be situated;

(xii) all deposits and advances and prepaid and other current assets;

(xiii) subject to Section 2.3, all claims, deposits, prepayments, warranties, guarantees, refunds (other than any Tax refunds and insurance premium refunds related solely to Excluded Contracts and Excluded Leases, including without limitation, workmen’s compensation refunds payable pursuant solely to the Excluded Contracts and Excluded Leases), causes of action, rights of recovery, rights of set-off and rights of recoupment of every kind and nature (whether or not known or unknown or contingent or non-contingent) and all loans from Sellers to such Sellers’ employees, including the Rehired Employees;

(xiv) the right to receive and retain mail, accounts receivable payments and other communications;

(xv) the right to bill and receive payment for products shipped or delivered and services performed but unbilled or unpaid as of the Closing;

(xvi) all Books and Records;

(xvii) all advertising, marketing and promotional materials and all other printed or written materials;

(xviii) all transferable Permits, licenses, certifications and approvals from all permitting, licensing, accrediting and certifying agencies, and the rights to all data and records held by such permitting, licensing and certifying agencies;

(xix) all goodwill as a going concern and all other intangible properties;

(xx) all telephone numbers;

(xxi) all indemnities;

(xxii) all rights to proceeds under insurance policies (including, without limitation, life insurance policies and all cash surrender value related thereto) and all investments of Sellers (other than investments with cash equivalents); and

(xxiii) all rights of Sellers under the Assumed Plans, if any.

(b) All of the Acquired Assets shall be sold, assigned, transferred, conveyed and delivered to Purchaser free and clear of all Liens (other than Permitted Liens), whether arising prior to or subsequent to the date of the filing of the Chapter 11 petitions of Sellers.

(c) Notwithstanding anything in this Agreement to the contrary, Purchaser may revise the Disclosure Schedules, including the Disclosure Schedules setting forth the Acquired Assets and the Excluded Assets to add, or eliminate, any lease, Contract, Employee Benefit Plan or other asset at any time on or prior to the eleventh business day prior to the Sale Hearing and require Sellers to give notice to the parties to any such lease or Contract; provided that such change shall not affect the amount of the Purchase Price.

2.2 Assignment and Assumption of Liabilities.

(a) Subject to the terms and conditions set forth in this Agreement, Purchaser shall only assume from Sellers and thereafter be responsible for the payment, performance or discharge of the following liabilities and obligations of Sellers (all such liabilities and obligations herein called the “Assumed Obligations”):

(i) obligations under the Assumed Executory Contracts first arising on the Closing Date (but excluding liabilities for breaches of any such contracts or commitments occurring prior to the Closing Date);

(ii) up to an aggregate amount of $3,000,000 of the post-petition trade accounts payables, expressly set forth on Schedule 2.2(a) attached hereto;

(iii) any obligations associated with the Assumed Plans; provided that claims incurred but not reported under any self-insured medical plan that is an Assumed Plan shall not exceed $800,000;

(iv) up to an aggregate amount of $2,700,000 of obligations with respect to any unpaid base wages (including overtime), base salary and commissions (including associated employee withholding and employer Taxes) for any Rehired Employee attributable to services provided to Sellers during the most recent payroll schedule as of the Closing Date, deferred compensation under the deferred compensation plans listed on Schedule 2.2(a)(iv) attributable to any Person (other than Bruce Birnbach) who is a current or former employee of the Sellers, unused vacation, and unused sick leave attributable to any Rehired Employee, in each case earned and accrued in the ordinary course of business and set forth on Schedule 2.2(a)(iv); provided, however, that (i) the $2,700,000 set forth in this Section 2.2(a)(iv) shall first be used to pay such base salary and commissions (including associated employee withholding and employer Taxes) incurred or accrued, unused vacation, and unused sick leave attributable to any Rehired Employee and after such obligations are paid, the residual amount of such $2,700,000, if any, shall be used to provide deferred compensation (which value, for the avoidance of doubt, shall be the net present value of those deferred compensation liabilities as determined in accordance with GAAP) to any Person who is a current or former employee of the Sellers, (ii) instead of assuming the deferred compensation plans listed on Schedule 2.2(a)(iv) with respect to the deferred compensation obligation set forth above, Purchaser may, in its sole discretion, elect to establish a new deferred compensation plan as of or after the Closing, to provide substantially similar deferred compensation benefits (as determined by Purchaser) in aggregate amount not to exceed the amount determined in accordance with clause (i) above, to any applicable Person who is a current or former employee of the Sellers who is a participant under Sellers’ deferred compensation plan set forth in Schedule 2.2(a)(iv), and (iii) any such

Person who is a current or former employee of the Sellers who is a participant in Sellers’ deferred compensation plan who does not sign a release acceptable to Purchaser relinquishing Sellers from all liabilities under Sellers’ deferred compensation plans shall not be eligible to participate in or receive benefits under Purchase’s new deferred compensation plan;

(v) transfer, sales, conveyancing, recording and similar Taxes and charges, whether applicable to Sellers or Purchaser, relating to the sale of the Acquired Assets and the assumption of the Assumed Obligations, if any; and

(vi) to the extent set forth in Section 2.6, any cure obligations (pursuant to section 365 of the Bankruptcy Code) with respect to any Assumed Executory Contract.

(b) Notwithstanding anything in this Agreement to the contrary, Sellers hereby acknowledge and agree that Purchaser is not assuming from Sellers, or is in any way responsible for, the Unassumed Liabilities and that to the extent any items set forth in the categories above exceed the dollar limitations in such categories, Sellers shall pay such items.

(c) Section 2.2(a) shall not limit any claims or defenses Purchaser may have against any party other than Sellers. The transactions contemplated by this Agreement shall in no way expand the rights or remedies of any Third Party against Purchaser or Sellers as compared to the rights and remedies which such Third Party would have had against Sellers absent the Chapter 11 Cases had Purchaser not assumed such Assumed Obligations.

2.3 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, the following assets of Sellers shall be retained by Sellers and are not being sold or assigned to Purchaser hereunder (all of the following are referred to collectively as the “Excluded Assets”):

(a) any and all rights under this Agreement and, except as relate to the Persons set forth on Schedule 2.1(a)(ii), avoidance claims or causes of action arising under the Bankruptcy Code or applicable state law, including, without limitation, all rights and avoidance claims of Sellers arising under Chapter 5 of the Bankruptcy Code;

(b) all leases of Sellers other than the Assumed Leases (the “Excluded Leases”) and all Contracts other than the Assumed Contracts (the “Excluded Contracts”);

(c) any asset or Contract set forth on Schedule 2.3(c) attached hereto; provided that Purchaser may amend the Disclosure Schedules, including the Disclosure Schedules setting forth the Acquired Assets and the Excluded Assets attached hereto at any time on or before one (1) day prior to the Closing Date in order to exclude from the definition of Acquired Asset, and include in the definition of Excluded Asset, any other asset, lease or Contract not otherwise excluded, as the case may be; provided further that such exclusion shall not serve to reduce or otherwise affect the amount of the Purchase Price;

(d) except for Petty Cash, all cash (including, without limitation, checking account balances, certificates of deposit and other time deposits and petty cash) net of overdrafts (“Cash”) and marketable and other securities;

(e) income Tax Returns of Sellers and related materials;

(f) the equity securities or other ownership interest of any Seller;

(g) the equity securities or other ownership interest of any of Sellers’ Affiliates;

(h) any and all claims, demands or causes of action that may exist, if any, against the current or former officers, directors, employees or agents of Sellers or relating solely to the Excluded Assets or the Unassumed Liabilities;

(i) any Tax refunds and refunds under any insurance policies related solely to the Excluded Contracts and Excluded Leases;

(j) prepaid premiums for directors and officers liability insurance of Sellers;

(k) to the extent related to the Excluded Assets, Excluded Contracts or Excluded Leases, prepaids, deposits and advances related to Excluded Assets, Excluded Contracts or Excluded Leases;

(l) intercompany receivables related to Storehouse, Inc.; and

(m) the Intellectual Property exclusively related to Storehouse, Inc. set forth on Schedule 2.3(m) and currently owned by Rowe Diversified, Inc.

2.4 No Other Liabilities Assumed.

(a) Each Seller acknowledges and agrees that pursuant to the terms and provisions of this Agreement, Purchaser will not assume, or in any way be liable or responsible for, any liability or obligation of any Seller (including Liabilities relating to the pre-petition or post-petition operation of the Business, the Excluded Assets or to the Acquired Assets (and the use thereof)), whether relating to or arising out of the Business, the Excluded Assets or the Acquired Assets or otherwise, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, other than the Assumed Obligations. In furtherance and not in limitation of the foregoing, except as specifically set forth in Section 2.2, neither Purchaser nor any of its Affiliates shall assume, and shall not be deemed to have assumed, any Indebtedness, Claim, Liability or other obligation of any Seller or any predecessor or Affiliate of any Seller whatsoever (other than the Assumed Obligations), including, but not limited to the following (collectively, the “Unassumed Liabilities”):

(i) all obligations, Claims, or Liabilities of Sellers or any predecessor or Affiliate of any Seller that relate to any of the Excluded Assets or Excluded Contracts;

(ii) except as set forth in Section 2.2(a), any amounts due or which may become due or owing under the Assumed Executory Contracts with respect to the period prior to Closing (including, without limitation, any cure payments or obligations pursuant to section 365 of the Bankruptcy Code or otherwise);

(iii) the Excluded Environmental Liabilities (regardless of whether such Liabilities are technically Liabilities of any Seller or Affiliate of any Seller);

(iv) except as set forth in Section 2.2(a), all obligations, Claims, or Liabilities of Sellers or any predecessor or Affiliate of any Seller or for which Sellers or any predecessor or Affiliate of any Seller could be liable relating to Taxes accrued or due and payable at or prior to the Closing (including with respect to the Acquired Assets or otherwise) including, without limitation, any Taxes that will arise as a result of the sale of the Acquired Assets or the assumption of the Assumed Obligations pursuant to this Agreement and any deferred Taxes of any nature;

(v) all obligations, Claims, or Liabilities for any legal, accounting, investment banking, brokerage or similar fees or expenses incurred by any Seller or any predecessor or Affiliate of any Seller in connection with, resulting from or attributable to the transactions contemplated by this Agreement or otherwise;

(vi) all Indebtedness of any Seller or any predecessor or Affiliate of any Seller;

(vii) all obligations and Liabilities of Sellers related to the right to or issuance of any capital stock or other equity interest of any Seller or any predecessor or Affiliate of any Seller, including, without limitation, any stock options or warrants;

(viii) all obligations and Liabilities of Sellers or any predecessor or Affiliate of any Seller resulting from, caused by or arising out of, or which relate to, directly or indirectly, the conduct of Sellers or ownership or lease of any properties or assets or any properties or assets previously used by Sellers or any predecessor or Affiliate of any Seller, or other actions, omissions, including, without limitation, any amounts due or which may become due or owing under the Assumed Executory Contracts with respect to the period prior to the Closing, except for cure payments payable by Purchaser as set forth in Section 2.2(a), whether known or unknown on the date hereof;

(ix) all obligations and Liabilities of Sellers or any predecessor or Affiliate of any Seller resulting from, caused by or arising out of, or which relate to, directly or indirectly, the conduct of Sellers or any predecessor or Affiliate of any Seller anywhere or ownership or lease of any properties or assets or any properties or assets previously used by Sellers or any predecessor or Affiliate of any Seller at any time, or other actions, omissions or events occurring prior to the Closing and which (i) constitute, may constitute or are alleged to constitute a tort, breach of contract or violation of any law, rule, Regulation, treaty or other similar authority or (ii) relate to any and all Claims, disputes, demands, actions, Liabilities, damages, suits in equity or at law, administrative, regulatory or quasi-judicial proceedings, accounts, costs, expenses, setoffs, contributions, attorneys’ fees and/or causes of action of whatever kind or character (“Proceeding”) against Sellers or any predecessor or Affiliate of any Seller, whether past, present, future, known or unknown, liquidated or unliquidated, accrued or unaccrued, pending or threatened;

(x) any obligation or Liability arising out of any Proceeding commenced against Sellers or any predecessor or Affiliate of any Seller after the Closing and arising out of, or relating to, any occurrence or event happening prior to the Closing Date;

(xi) except as set forth in Section 2.2(a), all obligations, Claims or Liabilities (whether known or unknown) with respect to the employees or former employees, or both (or their representatives) of Sellers or any predecessor or Affiliate of any Seller arising prior to the Closing Date, including, without limitation, payroll, vacation, sick leave, worker’s compensation, unemployment benefits, pension benefits, employee stock option or profit sharing plans, health care plans or benefits, or any other employee plans or benefits or other compensation of any kind to any employee, and obligations of any kind including, without limitation, any Liability pursuant to the WARN Act for any action or inaction prior to the Closing;

(xii) except as set forth in Section 2.2(a), if any, any obligation or Liability arising under any Employee Benefit Plan or any other employee benefit plan, program or arrangement at any time maintained, sponsored or contributed to by Sellers or any predecessor or Affiliate of any Seller or any ERISA Affiliate, or with respect to which Sellers or any predecessor or Affiliate of any Seller or any ERISA Affiliate has any Liability;

(xiii) except as set forth in Section 2.2(a), all accounts payable of Sellers or any predecessor or Affiliate of any Seller arising prior to the Closing;

(xiv) any obligation or Liability arising out of or relating to services and/or products of Sellers or any predecessor or Affiliate of any Seller to the extent provided, developed, designed, manufactured or marketed, sold and/or distributed prior to the Closing;

(xv) any obligation or Liability under any Assumed Executory Contract which arises after the Closing but which arises out of or relates to any breach that occurred prior to the Closing Date;

(xvi) any obligation or Liability under any contract, agreement, lease, mortgage, indenture or other instrument of Sellers or any predecessor or Affiliate of any Seller not assumed by Purchaser hereunder;

(xvii) any obligation or Liability under any employment, collective bargaining, severance, retention or termination agreement with any employee, labor organization, consultant or contractor (or their representatives) of Sellers or any predecessor or Affiliate of any Seller (including, without limitation, any obligations to pay bonuses, change of control payments or similar payment obligations, or other forms of compensation arising, vesting (whether fully or partially) or payable (whether or not at the Closing), to directors, officers, employees, consultants or agents of Sellers as a result of the consummation of the transactions contemplated by the Agreement);

(xviii) any obligation or Liability arising out of or relating to any grievance by current or former employees of Sellers or any predecessor or Affiliate of any Seller, whether or not the affected employees are hired by Purchaser;

(xix) any obligation or Liability of Sellers or any predecessor or Affiliate of any Seller to any shareholder or Affiliate of any Seller;

(xx) any obligation or Liability to indemnify, reimburse or advance amounts to any officer, director, employee or agent of Sellers or any predecessor or Affiliate of any Seller;

(xxi) any obligation or Liability to distribute to any Seller’s shareholders or otherwise apply all or any part of the consideration received hereunder;

(xxii) any obligation or Liability arising out of or resulting from non-compliance with any law, ordinance, Regulation or treaty by Sellers or any predecessor or Affiliate of any Seller;

(xxiii) any obligation or Liability for infringement or misappropriation arising from the development, modification or use of any Intellectual Property on or before the Closing;

(xxiv) any obligation or Liability of Sellers under this Agreement or any other document executed in connection herewith; and

(xxv) any obligation or Liability of Sellers or any predecessor or Affiliate of any Seller based upon such Person’s acts or omissions occurring after the Closing.

(b) The parties acknowledge and agree that disclosure of any obligation or Liability on any Schedule to this Agreement shall not create an Assumed Obligation or other Liability of Purchaser, except where such disclosed obligation has been expressly assumed by Purchaser as an Assumed Obligation in accordance with the provisions of Section 2.2 hereof.

2.5 Deemed Consents and Cures. For all purposes of this Agreement (including all representations and warranties of Sellers contained herein), Sellers shall be deemed to have obtained all required consents in respect of the assignment of any Assumed Executory Contract if, and to the extent that, pursuant to the Sale Order or other Bankruptcy Court Order, Sellers are authorized to assume and assign Assumed Executory Contracts to Purchaser pursuant to section 365 of the Bankruptcy Code and any applicable cure cost has been satisfied by Purchasers and/or Sellers, as provided in this Agreement.

2.6 Obligations in Respect of Required Consents. To the extent that any Assumed Executory Contract is subject to a cure pursuant to section 365 of the Bankruptcy Code, promptly following the Closing, Purchaser shall directly pay or otherwise provide for such cure; provided, however, if the aggregate of all cure obligations (other than any cure obligation included in the Assumed Liabilities which is not past due) with respect to the Assumed Executory Contracts exceeds $500,000, Sellers shall pay all additional cure obligations in excess of $500,000 with respect to the Assumed Executory Contracts. To the extent Seller is responsible for a cure pursuant to the terms hereof, Purchaser may pay (on behalf of Sellers) any unpaid cure amounts and offset such amount(s) against any amount(s) Purchaser may owe Sellers (including by recovering such amount(s) from the Escrow Funds). Sellers hereby agree and acknowledge that the foregoing provision is in addition to, and not in derogation of, any statutory or other remedy that Purchaser may have against Sellers.

2.7 Assignment of Contracts. With respect to any Contract which is not set forth on Schedule 2.1(a)(v), Schedule 2.1(a)(vii), or Schedule 2.1(a)(xxiii) attached hereto, and provided such Contract has not been rejected by Sellers pursuant to section 365 of the Bankruptcy Code, upon written notice(s) from Purchaser, Sellers shall use commercially reasonable efforts to assume and assign to Purchaser pursuant to section 365 of the Bankruptcy Code any Contract(s) set forth in Purchaser’s notice(s); provided that any applicable cure cost shall be satisfied (i) by Purchaser, or (ii) by Sellers but only if (i) if the aggregate of all cure obligations (other than any cure obligation included in the Assumed Liabilities which is not past due) with respect to the Assumed Executory Contracts exceeds $500,000 and (ii) the absence of such Contract from such Schedules was a result of Sellers’ breach of a representation and warranty set forth herein. The parties agree and acknowledge that (i) following the Closing, provided that they provide Purchaser with reasonable advance notice of any motion(s) to reject any Contract (and any motions to reject contracts will set forth specifically Contracts and parties thereto to be rejected), Sellers may immediately reject any of its Contracts and (ii) the covenant set forth in this Section 2.7 shall survive the Closing. Notwithstanding anything in this Agreement to the contrary, on the date any Contract is assumed and assigned to Purchaser pursuant to this Section 2.7, such Contract shall be deemed an Assumed Executory Contract and deemed scheduled on Schedule 2.1(a)(v), Schedule 2.1(a)(vii), or Schedule 2.1(a)(xxiii), as the case may be, under the appropriate heading for all purposes under this Agreement.

ARTICLE III

BASIC TRANSACTION

3.1 Payment of Purchase Price.

(a) The aggregate purchase price for the Acquired Assets (the “Purchase Price”) shall be $31,000,000, comprised of (i) $24,000,000 payable in cash (subject to the adjustments (if any) set forth below, in Section 6.11 and in Section 6.12), and (ii) the assumption of the Assumed Obligations.

(b) At the Closing, Purchaser shall be assigned the Acquired Assets and shall assume the Assumed Obligations and shall pay by wire transfer (i) to (or for the benefit of) Sellers as set forth herein an amount in cash equal to the (A) $24,000,000 minus (y) an amount by which the Net Current Assets of Sellers as of the Closing Date as shown on the Closing Statement (as defined in Section 3.1(c) below and as prepared in accordance with the provisions thereof) (the “Closing Net Current Assets”) is less than the Baseline Net Current Assets, plus (z) an amount by which the Closing Net Current Assets is greater than the Baseline Net Current Assets, as estimated (the “Estimated Purchase Price”) in good faith by Purchaser and ParentCo (including an estimate of Closing Net Current Assets) (the amount in subsection (A) above, the “Cash Portion”), such estimate to be agreed upon not less than one day prior to Closing, minus (B) the Escrow Actual Closing Amount. For avoidance of doubt a portion of the Cash Portion to be paid by Purchaser at the Closing shall come from the Escrow Funds that were deposited with the Escrow Agent pursuant to Section 3.3, such amount shall equal the difference between the Escrow Deposit Amount less the Escrow Actual Closing Amount. The parties will instruct the Escrow Agent to deliver such amount to (or for the benefit of) Sellers as set forth herein.

(c) Within 90 days following the Closing Date, Purchaser shall deliver to ParentCo a schedule (in its final and binding form, the “Closing Statement”), setting forth the Closing Net Current Assets and a certificate setting forth the resulting Cash Portion calculated with reference to such amounts (in its final and binding form, together with the Closing Statement, the “Purchase Price Calculation”). The Closing Statement shall be prepared in the same manner and using the same principles, methodologies, and practices used to calculate the Baseline Net Current Assets. Sellers shall cooperate as reasonably requested in connection with the preparation of the Purchase Price Calculation. During the 30-day period immediately following ParentCo‘s receipt of the Purchase Price Calculation, ParentCo shall be permitted to review Purchaser’s books and records related to the preparation of the Purchase Price Calculation and determination of the Purchase Price. The Purchase Price Calculation shall become final and binding upon the parties 30 days following ParentCo‘s receipt thereof unless ParentCo gives written notice of its disagreement (a “Notice of Disagreement”) to Purchaser prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature and dollar amount of any disagreement so asserted and shall be delivered only if (and to the extent that) ParentCo reasonably and in good faith determines that the Purchase Price Calculation and the resulting Cash Portion calculated with reference thereto delivered by Purchaser has not been determined in accordance with the guidelines and procedures set forth in this Agreement. If a timely Notice of Disagreement is received by Purchaser, then the Purchase Price Calculation (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earliest of (x) the date the parties resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (y) the date all matters in dispute are finally resolved in writing by the Valuation Firm (defined below). During the 30 days following delivery of a Notice of Disagreement, the parties shall seek in good faith to resolve in writing any differences which they have with respect to the matters specified in the Notice of Disagreement. Following delivery of a Notice of Disagreement, Purchaser and its agents and representatives shall be permitted to review ParentCo‘s and its representatives’ working papers relating to the Notice of Disagreement. At the end of the 30-day period referred to above, the parties shall submit to a mutually satisfactory valuation or consulting firm (the “Valuation Firm”) for review and resolution of all matters (but only such matters) that remain in dispute and that were properly included in the Notice of Disagreement. The parties shall instruct the Valuation Firm to make a final determination (the “Final Determination”) of the Closing Net Current Assets and the resulting Purchase Price calculated with reference to such amounts to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement. The parties will cooperate with the Valuation Firm during the term of its engagement. The parties shall instruct the Valuation Firm to not assign a value to any item in dispute greater than the greatest value for such item assigned by Purchaser, on the one hand, or ParentCo, on the other hand, or less than the smallest value for such item assigned by Purchaser, on the one hand, or ParentCo, on the other hand. The parties shall also instruct the Valuation Firm to make the Final Determination based solely on presentations by Purchaser and Sellers which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Purchase Price Calculation and the determination of the Closing Net Current Assets and the resulting Purchase Price calculated with reference thereto shall become final and binding on the parties on the date the Valuation Firm delivers the Final

Determination in writing to the parties (which shall be requested by the parties to be delivered not more than 45 days following submission of such disputed matters). The fees and expenses of the Valuation Firm shall be allocated to the parties as determined (and set forth in the Final Determination) by the Valuation Firm based upon the relative success (in terms of percentages) of each party’s claim. For example, if the Final Determination reflects a 60-40 compromise of the parties’ claims, the Valuation Firm would allocate expenses 40% to the party whose claim was determined to be 60% successful and 60% to the party whose claim was determined to be 40% successful.

(d) Promptly after the Purchase Price Calculation and the determination of the Closing Net Current Assets, and the resulting Cash Portion calculated with reference to such amounts shall become final and binding on the parties under Section 3.1(c) above, the Estimated Purchase Price shall be recalculated by giving effect to the final and binding determination of the Closing Net Current Assets (as recalculated, the “Final Purchase Price”). If the Final Purchase Price is greater than the Estimated Purchase Price, Purchaser shall, within three business days after the Purchase Price Calculation becomes final and binding on the parties, make payment by wire transfer to Sellers in immediately available funds of the amount of such difference, together with interest thereon at a rate per annum equal to the Applicable Rate, calculated on the basis of the actual number of days elapsed over 360, from the Closing Date to the date of payment. If the Estimated Purchase Price is greater than the Final Purchase Price, Sellers shall cause the Escrow Agent to, within three business days after the Purchase Price Calculation becomes final and binding on the parties, make payment by wire transfer to Purchaser in immediately available funds of the amount of such difference, together with interest thereon at a rate per annum equal to the Applicable Rate, calculated on the basis of the actual number of days elapsed over 360, from the Closing Date to the date of payment. Any amounts remaining in the Escrow Account, if any, after Sellers have fully satisfied all payment obligations to Purchaser pursuant to this Section 3.1(d), shall be paid to ParentCo (on behalf of Sellers) within the later of (i) three business days after the date on which Sellers satisfy all of their payment obligations to Purchaser pursuant to this Section 3.1(d), if any, or (ii) three business days after the Purchase Price Calculation becomes final and binding on the parties pursuant to this Section 3.1. Notwithstanding anything to the Agreement to the contrary, (i) the maximum amount owing by Sellers to Purchaser pursuant to this Section 3.1(d) is any amount equal to the Escrow Closing Amount, and (ii) the maximum amount owing by Purchaser to ParentCo pursuant to this Section 3.1(d) is an amount equal to the Escrow Closing Amount; provided further that no amount shall be owed pursuant to this Section 3.1(d) except to the extent such amount owing exceeds $125,000. Sellers further agree and acknowledge, on behalf of themselves and their lenders, that to the extent Purchaser is owed funds from Sellers pursuant to this Section 3.1, Sellers’ obligations under this Section 3.1 shall be senior to all other claims against Sellers. For avoidance of doubt, any obligations of Sellers under this Section 3.1 shall be paid solely from the Escrow Funds.

(e) Payments made pursuant to this Section 3.1 shall be allocated among the assets purchased in accordance with Section 12.10.

3.2 Further Assurances. From time to time after the Closing and without further consideration, (i) Sellers, upon the request of Purchaser, shall execute and deliver such documents and instruments of conveyance and transfer as Purchaser may reasonably request in order to consummate more effectively the purchase and sale of the Acquired Assets as contemplated hereby and to vest in Purchaser title to the Acquired Assets transferred hereunder, or to otherwise more fully consummate the transactions contemplated by this Agreement, and (ii) Purchaser, upon the request of Sellers, shall execute and deliver such documents and instruments of assumption as Sellers may reasonably request in order to confirm Purchaser’s Liability for the obligations specifically assumed hereunder or otherwise to more fully consummate the transactions contemplated by this Agreement.

3.3 Deposit. Not later than 5:00 p.m. (Eastern Time) on the second business day immediately following entry of the Bidding Procedures Order on the Bankruptcy Court’s docket, Purchaser shall deposit with the Escrow Agent an amount equal to the Escrow Deposit Amount. In the event this Agreement is terminated by Sellers pursuant to Section 11.1(c), the receipt by Sellers of the Escrow Funds shall be Sellers’ sole and exclusive remedy as liquidated damages and the Escrow Agent shall immediately disburse the Escrow Funds to Sellers to be retained by Sellers for their own account. If this Agreement is terminated for any reason other than the termination of this Agreement by Sellers pursuant to Section 11.1(c) the Escrow Agent shall immediately upon such termination return to Purchaser the Escrow Funds and Purchaser shall have no further obligation or Liability of any kind to Sellers or any of their Affiliates. The fees and charges of the Escrow Agent shall be paid one-half by Sellers and one-half by Purchaser.

3.4 No Reduction; GECC Payment. The Cash Portion will be reduced pursuant to Section 6.11(f) so long as and to the extent that the Cash Portion (after taking into effect the adjustment pursuant to Section 6.11(f)) is not less than an amount equal to the Indebtedness (other than the Carve Out Amount) owed to GECC under the DIP Credit Agreement as of the Closing Date minus $1,725,000; provided that the Closing Escrow Amount shall be decreased by the amount of Seller Payables which do not reduce the Cash Portion at the closing pursuant to this Section 3.4 with such amount being used to satisfy Sellers’ obligations hereunder such that Purchaser receives the benefit of the provisions in Section 6.11(f).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

4.1 Sellers’ Representations and Warranties. Sellers jointly and severally represent and warrant to Purchaser that the statements contained in this Article IV are correct and complete as of the date of this Agreement, except as set forth in the disclosure schedule delivered by Sellers to Purchaser on the date hereof (the “Disclosure Schedule”). The Disclosure Schedules shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Article IV, and the disclosures in any section or subsection of the Disclosure Schedules shall qualify other sections and subsections in this Article IV to the extent that an appropriate cross reference is contained in such section or subsection or to the extent it is reasonably apparent on the face of the Disclosure Schedules that such disclosure is applicable to the representations or warranties by Sellers calling for disclosure of such information.

4.2 Validity of Agreement. Subject to any necessary authorization from the Bankruptcy Court, each Seller has full power and authority to execute and deliver the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The board of directors (or similar governing body) of each Seller has duly approved the Transaction Documents to which such Person is a party and has duly authorized the execution and delivery of such Transaction Documents and the consummation of the transactions contemplated thereby. No other corporate or organizational proceedings on the part of any Seller are necessary to approve and authorize the execution and delivery of the Transaction Documents to which such Person is a party and the consummation of the transactions contemplated thereby. All Transaction Documents to which any Seller is a party have been duly executed and delivered by such Person, except such Transaction Documents that are required by the terms hereof to be executed and delivered by such Person after the date hereof, in which case such Transaction Documents will be duly executed and delivered by such Person at or prior to the Closing, and, subject to any necessary authorization from the Bankruptcy Court, all Transaction Documents constitute, or will constitute, as the case may be, the valid and binding agreements of Sellers, enforceable against Sellers in accordance with their terms.

4.3 Organization, Standing and Power. Each Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and, except where the failure to obtain such qualification could not reasonably be expected to have a Material Adverse Effect, is qualified to do business in every jurisdiction in which it is required to be qualified. Each Seller has full power and authority and all material licenses, Permits and authorizations necessary to own and operate its properties and to carry on the Business as now conducted by it. Correct and complete copies of each Seller’s articles of incorporation and by-laws have been furnished to Purchaser, which documents reflect all amendments made thereto at any time prior to the date of this Agreement. Correct and complete copies of the minute books containing the records of meetings of the stockholders and board of directors, the stock certificate books and the stock record books of each Seller have been furnished to Purchaser. Subject to any necessary authorization from the Bankruptcy Court, each Seller has all requisite corporate power and authority to own, lease and operate its properties, to carry on the Business as now being conducted and to execute and deliver this Agreement and all agreements, instruments and other documents referred to herein, and, subject to the entry of the Sale Order, to perform its obligations hereunder and thereunder.

4.4 No Conflicts or Violations. Except as set forth on Schedule 4.4 attached hereto, and to the extent any of the foregoing is not enforceable due to operation of applicable bankruptcy law or the Sale Order, the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby by Sellers do not and shall not (a) (i) conflict with or result in any breach of any of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) to the Knowledge of the Sellers, give any Third Party the right to modify, terminate or accelerate any obligation under, or (v) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any court or administrative or other Governmental Authority, under the provisions of the articles of incorporation, by-laws or other constitutive documents of any Seller, or, to the Knowledge of the Sellers, any material Assumed Executory Contract, or any law, statute, rule or Regulation to which any Seller is subject or any Order to which any Seller is subject; or (b) result in the creation of any Lien upon the Acquired Assets.

4.5 Financial Statements and Related Matters. Set forth on Schedule 4.5 attached hereto are copies of Sellers’ (i) unaudited consolidated and consolidating balance sheet as of October 31, 2006 (the “Latest Balance Sheet”) and the related statements of income and cash flows for the eleven-month period then ended and (ii) audited consolidated and consolidating balance sheets and statements of income and cash flows for the fiscal years ended November 30, 2003, 2004 and 2005. Each of the foregoing financial statements (including in all cases the notes thereto, if any) (the “Financial Statements”) is accurate and complete in all material respects, is consistent with the Books and Records (which, in turn, are accurate and complete), presents fairly Sellers’ financial condition and results of operations as of the times and for the periods referred to therein, and has been prepared in accordance with GAAP, subject in the case of unaudited financial statements to changes resulting from normal year-end adjustments for recurring accruals (which shall not be material individually or in the aggregate) and to the absence of footnote disclosure. For purposes of clarity, the Financial Statements include Storehouse, Inc.’s numbers.

4.6 Title to Assets; Assets Necessary to Business.

(a) Except as set forth on Schedule 4.6(a) attached hereto, Sellers have good and marketable title to, or a valid license or leasehold interest in, the Acquired Assets. Since the date of the Latest Balance Sheet, no Seller has purchased any material amount of assets except in the Ordinary Course of Business, consistent with past practice.

(b) Except as described on Schedule 4.6(b) attached hereto, the Acquired Assets are in good operating condition and repair (ordinary wear and tear excepted) and are fit for use in the Ordinary Course of Business.

(c) Sellers own or lease all buildings, machinery, equipment, and other tangible assets necessary for the conduct of the Business as presently conducted. The Acquired Assets constitute all of the assets, agreements, licenses and properties owned by Sellers (other than the Excluded Assets) and are all assets, agreements, licenses and properties required for the conduct of the Business as presently conducted. No Affiliate or Subsidiary of Sellers owns, leases or licenses any assets used in the Business as presently conducted.

(d) Except for the Intellectual Property being conveyed to Purchaser pursuant to this Agreement, Schedule 4.6(d) sets forth an accurate and complete list of all of the assets, properties, rights, titles and interests (of any kind and nature including by contract or otherwise) owned, leased or licensed by Rowe Diversified, Inc. Except as set forth on Schedule 4.6(d), Rowe Diversified, Inc. has no material obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise including any obligation or liability under any Contract).

(e) Except for the real property being conveyed to Purchaser pursuant to this Agreement, Schedule 4.6(e) sets forth an accurate and complete list of all of the material assets, properties, rights, titles and interests (of any kind and nature including by contract or otherwise) owned, leased or licensed by Rowe Properties, Inc. Except as set forth on Schedule 4.6(e), Rowe Properties, Inc. has no obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise including any obligation or liability under any Contract).

(f) Subject to Bankruptcy Court approval, Sellers have the power and the right to sell, assign and transfer and Sellers will sell and deliver to Purchaser, and upon consummation of the transactions contemplated by this Agreement, Purchaser will acquire good and marketable title to the Acquired Assets owned by Sellers, free and clear of all Liens other than Permitted Liens.

(g) This Agreement and the documents contemplated hereby, when duly executed and delivered by Sellers to Purchaser, will at Closing effectively vest in Purchaser good and marketable title to the Acquired Assets owned by Sellers, subject only to the Assumed Obligations and Permitted Liens.

4.7 Employee Benefit Plans.

(a) To the Knowledge of the Sellers, Schedule 4.7(a) attached hereto, sets forth a complete and accurate list of each Benefit Plan Sellers maintain, contribute to or which is maintained by any other Person for the benefit of any of Sellers’ employees or under which Sellers have any Liability or potential Liability to any employee or former employee (“Employee Benefit Plan”). Sellers have made available to Purchaser true and correct copies, if applicable, of each Employee Benefit Plan. The Employee Benefit Plans are in material compliance with all applicable requirements of ERISA, the Code, and other applicable laws and have been administered in all material respects in accordance with their terms and such laws. Each Employee Benefit Plan which is intended to be qualified within the meaning of Section 401 of the Code has received a favorable determination letter as to its qualification, and nothing has occurred that would cause the loss of such favorable determination; and each Assumed Plan that is a qualified plan has been or will be timely amended for the requirements of the tax legislation commonly known as “GUST” and “EGTRRA” and will be submitted to the IRS for a favorable determination letter within the remedial amendment period prescribed by GUST. With respect to each Assumed Plan, Sellers have provided to Purchaser to the extent applicable (i) the most recent favorable determination letter issued by the IRS; (ii) the most recently filed Form 5500 (including attachments); and (iii) the most recent financial statement.

(b) No Employee Benefit Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) and no Seller nor any ERISA Affiliate has sponsored or contributed to or has any Liability or potential Liability to any multiemployer plan. No Employee Benefit Plan is an “employee benefit plan” (as such term is defined under Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(c) No event or condition has occurred in connection with which any Seller or any of its ERISA Affiliates could be reasonably likely to be subject to any material Liability, fine, excise tax, or Lien with respect to any Employee Benefit Plan under ERISA, the Code or any other applicable law or under any agreement or arrangement pursuant to or under which any Seller or any of its ERISA Affiliates are required to indemnify any Person against such Liability or have any joint and several Liability. There are no pending or, to the Knowledge of Sellers, threatened claims, suits, audits or investigations related to any Employee Benefit Plan (other than routine claims for benefits).

(d) Except as set forth on Schedule 4.7(d) attached hereto, the consummation of the transactions contemplated by this Agreement (alone or in connection with any subsequent event, including a termination of employment) will not (i) accelerate the vesting or payment of any economic benefit provided or made available to any Seller’s employees by such Seller, (ii)

 increase the amount of any economic benefit provided or made available to any Seller’s employees by such Seller, or (iii) accelerate or increase the funding obligation of any Seller with respect to any Employee Benefit Plan.

(e) Sellers have materially complied with the health care continuation requirements of Part 6 of Subtitle B of Title I of ERISA (“COBRA”); and, except as set forth on Schedule 4.7(e), no Seller has any obligations under any Employee Benefit Plan, or otherwise, to provide post employment health or life insurance benefits to current or former employees (including any dependents) of Sellers or any predecessor or Affiliate of any Seller, or any other Person, except as specifically required under COBRA (each such plan a Retiree Medical Plan), and the Sellers have the right to unilaterally amend, modify or terminate each such Retiree Medical Plan as determined in Sellers’ sole discretion.

(f) With respect to each Employee Benefit Plan, all material required or recommended (in accordance with past practices) payments, premiums, contributions, distributions, reimbursements or accruals for all periods (or partial periods) ending prior to or as of the Closing Date shall have been made or properly accrued. None of the Assumed Plans has any material unfunded Liabilities.

4.8 Labor Matters. Except as set forth in Schedule 4.8 attached hereto:

(a) No Seller is a party to any collective bargaining agreement or has any relationship with any labor organization.

(b) Each Seller is in compliance in all material respects with all applicable laws relating to employment and employment practices, the employment of labor, and has not engaged in any unfair labor practice or unlawful employment practice. In addition, there are no pending or unremedied or, to the Knowledge of Sellers’, threatened, material grievances or pending or unremedied or, to the Knowledge of Sellers’, threatened, unfair labor practices or other employment-related claims against Sellers;

(c) To the Knowledge of the Sellers, no Seller has received notice of any representation proceeding or unfair labor practice, charge or complaint against it before the National Labor Relations Board or any similar Governmental Authority and no Seller has, to the Knowledge of Sellers, received notice of any threatened unfair labor practice charge or complaint or representation proceeding before the National Labor Relations Board or other Governmental Authority or union organizing or decertification activity;

(d) There is no labor strike, slowdown or work stoppage relating to Sellers pending or, to the Knowledge of Sellers, threatened against any Seller;

(e) No Seller has experienced or, to the Knowledge of Sellers, been threatened with any work stoppages or been a party to any proceedings before the National Labor Relations Board or other Governmental Authority involving any employment-related issues for the three years prior to the date hereof or been a party to any arbitration proceeding arising out of or under collective bargaining agreements for the three years prior to the date hereof;

(f) No Seller has received notice of any material employment-related charge or material claim or complaint against any Seller, including, but not limited to, any charge, claim or complaint before the Equal Employment Opportunity Commission or the Department of Labor or any other Governmental Authority and no Seller has received any notice of any material threatened employment-related charge or complaint against any Seller before such Governmental Authority; and

(g) With respect to this transaction, any notice required under any law or collective bargaining agreement has been given, and all bargaining obligations with any employee representative have been, or prior to the Closing will be, satisfied. Neither Seller has implemented any plant closing or mass layoff of employees that could implicate the Worker Adjustment and Restraining Notification Act of 1988, or any similar foreign, state or local law, Regulation or ordinance (collectively, the “WARN Act”).

4.9 Personnel Matters. Schedule 4.9 attached hereto, contains an accurate and complete list of the names, job classifications, dates of hire, wage rates, base compensation, commission rates, and any supplemental or bonus compensation (including, without limitation, any retention or stay bonus arrangements and deferred compensation arrangements) for all persons employed by Sellers. No Seller is in default with respect to any material obligation to any of such employees or independent contract service providers. To the Knowledge of Sellers, no key executive employee and no group of employees or independent contractors of any Seller has any plans to terminate his, her or its employment or relationship with any Seller. Other than pre-petition holdbacks to Gerald M Birnbach in an amount not exceeding $120,000, to Timothy J. Fortune in an amount not exceeding $625, and to Barry A. Birnbach in an amount not exceeding $3,000, Sellers have timely paid all wages, salary or any other type of compensation (including any applicable related payroll Taxes) to their respective employees in the Ordinary Course of Business and in accordance with applicable law.

4.10 Litigation, Orders. Except as set forth on Schedule 4.10 attached hereto, there are no actions, suits, complaints, charges, Proceedings, Orders, investigations or claims pending or, to the Knowledge of any Seller, threatened against or affecting any Seller at law or in equity, in the United States or elsewhere, or before or by any arbitrator or Governmental Authority (including, without limitation, any actions, suits, complaints, charges, Proceedings or investigations with respect to the transactions contemplated by this Agreement) in which the damages sought exceed $100,000 individually or otherwise could have a material effect on the Business; nor have there been any such actions, suits, Proceedings, Orders, investigations or claims pending against or affecting any Seller during the past three years; and no Seller is subject to any material grievance or arbitration Proceedings under collective bargaining agreements or otherwise or, to the Knowledge of Seller, any governmental investigations or material inquiries. No Seller is subject to any Order of any Governmental Authority (or settlement enforceable therein), and no Seller has received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any Liability or disadvantage which may be material to the Business.

4.11 Government Contracts. No Seller is a federal contractor or is governed by Executive Order 11246, the Rehabilitation Act, or the Vietnam Era Veterans Readjustment Assistance Act.

4.12 Subsidiaries and Affiliates; Ownership Interests. Except as set forth on Schedule 4.12, no Seller owns, of record or beneficially, any direct or indirect ownership interest in any Person (other than another Seller) or right (contingent or otherwise) to acquire any direct or indirect ownership interest in any Person (other than another Seller), nor is any Seller a member of (nor is any portion of the Business conducted through) any partnership or a participant in any joint venture or similar arrangement. No Person identified on Schedule 4.12 has any material properties, assets, rights, titles or interests (of any kind or nature) or business function (i) which is used in, or could be beneficial to, the operation of the Business as currently conducted by Sellers or has been conducted by Sellers within the last 3 years, or (ii) which could be useful for, or beneficial to, the operation of Business and Acquired Assets after the Closing.

4.13 Real Property Assets.

(a) Schedule 4.13(a) attached hereto sets forth a list of all Owned Real Property. With respect to each Assumed Owned Real Property: (i) the applicable Seller has good and marketable indefeasible fee simple title free and clear of all encumbrances (except Permitted Liens and Liens that will be removed and stricken as against the Acquired Assets pursuant to the Sale Order) insurable as such by a reputable title insurance company selected by Purchaser at regular rates; (ii) except as set forth on Schedule 4.13(a), there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any Person the right of use or occupancy of any portion of such Assumed Owned Real Property; (iii) there are no outstanding options or rights of first refusal to purchase such Assumed Owned Real Property (other than the right of Purchaser pursuant to this Agreement), or any portion thereof or interest therein; and (iv) Sellers are not a party to any agreement or option to purchase any real property or interest therein.

(b) All utilities currently servicing the Assumed Owned Real Property and Assumed Leased Facilities are installed, connected and operating, with all outstanding charges paid in full, and are sufficient for the operation of the Business as currently conducted thereon.

(c) All material permanent certificates of occupancy and all other material licenses, Permits, authorizations, consents, certificates and approvals required by all Governmental Authorities having jurisdiction and the requisite certificates of the local board of fire underwriters (or other body exercising similar functions) have been issued for the Assumed Owned Real Property and the Assumed Leased Facilities (and all individual items constituting the Assumed Owned Real Property and the Assumed Leased Facilities), have been paid for, are in full force and effect, and, to the Knowledge of the Sellers, in respect of Sellers’ Assumed Owned Real Property and Assumed Leased Facilities, are assignable by Sellers.

(d) No Seller has received any written notice of any pending or threatened condemnation proceedings in the nature of eminent domain in connection with any parcel of the Assumed Owned Real Property and the Assumed Leased Facilities.

(e) Each parcel of Assumed Owned Real Property and Assumed Leased Facilities has direct access to a public street adjoining the Assumed Owned Real Property and Assumed Leased Facilities, and such access is not dependent on any land or other real property interest which is not included in the Assumed Owned Real Property.

(f) With the exception of the proposed Sale Order, to the Knowledge of the Sellers, there are no agreements, Orders, licenses, Permits, conditions or other directives, issued by a Governmental Authority which relate to the future use or require any change in the present use or operations of the Assumed Owned Real Property and the Assumed Leased Facilities.

(g) To the Knowledge of the Sellers, no Seller has received any notice from the holder of any mortgage presently encumbering the Assumed Owned Real Property or the Assumed Leased Facilities, any insurance company which has issued a policy with respect to the Assumed Owned Real Property or the Assumed Leased Facilities, to the Knowledge of Sellers, or from any board of fire underwriters (or other body exercising similar functions) claiming any defects or deficiencies in the Assumed Owned Real Property or the Assumed Leased Facilities or requiring the performance of any repairs, alterations or other work to the Assumed Owned Real Property or the Assumed Leased Facilities.

(h) The operation and use of the buildings and other improvements constituting the Assumed Owned Real Property or, to the Knowledge of Sellers, the Assumed Leased Facilities do not violate, in any material respect, any zoning, subdivision, building or similar law, ordinance, Order, Regulation or recorded plat or any certificate of occupancy issued with respect to the Assumed Owned Real Property or the Assumed Leased Facilities.

(i) Schedule 4.13(i) attached hereto sets forth the title and parties to, and date of, each of the Facility Leases, and the address of each Leased Facility and a true and complete list of all Facility Leases. In addition, (1) except for the Assumed Facility Leases identified on Schedule 4.13(i) attached hereto, there are no occupancy rights, subleases or licenses presently affecting the Assumed Leased Facilities; (2) Sellers have heretofore delivered to Purchaser true and complete copies of each of the Assumed Facility Leases (or in the case of an oral lease, a written summary of the material terms of such lease) and none of such leases has been amended, modified or terminated; (3) the Assumed Facility Leases are at present and on the date of the Closing shall be legal, valid, enforceable (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar laws relating to or affecting creditors’ rights generally and to general equitable principles, whether considered in a proceeding in equity or at law) and in full force and effect unless any such Assumed Facility Lease shall have expired in accordance with its terms (and not because of any termination or other acceleration of the stated expiration date thereof); (4) there is no option to purchase, right of first offer, right of first refusal or other provision granting any Seller or, to the Knowledge of Sellers, any other Person any right to acquire the Assumed Leased Facilities; (5) no Sellers’ possession and quiet enjoyment of the Assumed Leased Facilities has been disturbed; (6) except as set forth on Schedule 4.13(i) attached hereto, to the Knowledge of Sellers, there are no material disputes or forbearance programs in effect with respect to such Assumed Facility Leases; (7) except as set forth on Schedule 4.13(i) attached hereto, neither Sellers nor, to the Knowledge of Sellers, any other party to the Assumed Facility Leases is in material breach or in default under such Assumed Facility Leases, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination, modification or acceleration of rent under such Assumed Facility Leases; (8) no material security deposit or portion thereof deposited with respect such Assumed Leased Facilities has been applied in respect of a breach or default under such Assumed Facility Leases which has not been redeposited in full; (9) No Seller owes, or will in the future, owe any brokerage commissions or finder’s fees with respect to such Assumed Facility Leases or the assignment thereof; and (10) No Seller has collaterally assigned or granted any other security interest in such Assumed Facility Leases nor subleased, licensed or otherwise granted any Person the right to use or occupy such Assumed Facility Leases or any portion thereof.

(j) To the Knowledge of the Sellers, there are no defects in the buildings, improvements and structures and fixtures located on or at the Assumed Owned Real Property or at the Assumed Leased Facilities which would materially impair the conduct of the Business by Purchaser immediately following the Closing. To the Knowledge of the Sellers, the mechanical, electrical, plumbing, HVAC and other systems servicing the Assumed Owned Real Property and the Assumed Leased Facilities are in good working order and repair, ordinary wear and tear excepted, and there are no defects in such systems which could reasonably be expected to materially impair the conduct of the Business by Purchaser immediately following the Closing.

(k) The Owned Real Property and the Leased Facilities comprise all of the real property used or intended to be used in the operation of the Business.

4.14 Taxes.

(a) Each Seller has filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all material respects. All Taxes owed by any Seller (whether or not shown on any Tax Return) have been paid. No Seller is the beneficiary of any extension of time within which to file any Tax Return. With respect to each Seller, no claim has ever been made by a Governmental Authority in a jurisdiction where such Seller does not file Tax Returns that such Seller is or may be subject to taxation by that jurisdiction.

(b) Each Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other Third Party, and all Forms W-2 and 1099 (or any other applicable form) required with respect thereto have been properly completed and timely filed.

(c) To the Knowledge of the Sellers, there is no material dispute or claim concerning any Tax Liability of any Seller claimed or raised by any authority in writing. Schedule 4.14(c) attached hereto lists all federal, state, local, and foreign income Tax Returns filed with respect to any Seller for taxable periods currently open to audit by a Tax authority, indicates those Tax Returns that have been audited during the past six years, and indicates those Tax Returns that currently are the subject of audit. Sellers have delivered to Purchaser correct and complete copies of all income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any Seller during the past six years.

(d) To the Knowledge of the Sellers, none of Sellers has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) To the Knowledge of the Sellers, none of the Assumed Liabilities is an obligation to make a payment that will not be deductible under §280G of the Code. No Seller is a party to any Tax allocation or sharing agreement, except with another Seller or Storehouse, Inc.

No Seller (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was ParentCo) and (B) has any Liability for the Taxes of any Person (other than any Seller or Storehouse, Inc.) under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

4.15 Compliance with Law. To the Knowledge of the Sellers, each Seller has, in all material respects, complied with and are in compliance, in all material respects, with, and are not in default in any respect with, all applicable laws, Regulations, Orders and ordinances of any Governmental Authority applicable to the operation of the Business and no claims have been filed against any Seller alleging a material violation of any such laws or Regulations, and no Seller has received notice of any such violations.

4.16 Cure Amounts. Schedule 4.16 attached hereto sets forth all of the pre-petition costs of cure to be satisfied in order for Sellers to assume and assign each Assumed Executory Contract under section 365 of the Bankruptcy Code.

4.17 Environmental Matters.

(a) Except as set forth on Schedule 4.17(a) attached hereto, Sellers have all material Permits required under Environmental Laws for them to conduct the Business as presently conducted and to own and operate the Acquired Assets and Facilities as presently owned and operated (collectively, the “Environmental Permits”). All Environmental Permits and their respective expiration dates are listed and described on Schedule 4.17(a) attached hereto. All such Environmental Permits are in full force and effect, and no suspension or cancellation of any Environmental Permits is pending or, to the Knowledge of Sellers, threatened. Except as set forth on Schedule 4.17(a) attached hereto, Sellers, the Business, and the Acquired Assets have complied in all material respects with and are in compliance in all material respects with all Environmental Permits and all Environmental Laws.

(b) Except as described on Schedule 4.17(b) attached hereto, to the Knowledge of Sellers, there are no facts, events, circumstances or conditions with respect to Sellers or any predecessor or Affiliate of any Seller, the Business or the Acquired Assets that have given or would give rise to any material Liability or investigatory, corrective or remedial obligation under any Environmental Law.

(c) Except as set forth on Schedule 4.17(c) attached hereto, to the Knowledge of the Sellers, no Seller or any predecessor(s) or Affiliate(s) of any Seller has received written or oral Notice, report or other information regarding any unresolved actual or alleged violation of Environmental Laws, or any current material Liabilities or potential material Liabilities, including any investigatory, remedial or corrective obligations, relating to any of them, the Acquired Assets, the Business or the Facilities arising under Environmental Laws.

(d) Except as set forth on Schedule 4.17(d) attached hereto, to the Knowledge of the Sellers, neither the Business nor any Seller, nor any predecessor or Affiliate of any Seller has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or Released any Hazardous Substance, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Substance) in a manner that has given or would give rise to Liabilities, including any material Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any investigatory, corrective or remedial obligations, pursuant to CERCLA or any other Environmental Laws.

(e) Sellers have provided to Purchaser all material environmental audits, reports and other material environmental documents relating to the Acquired Assets, the Facilities and the current and former operations and facilities of the Business.

(f) Except as otherwise disclosed on Schedule 4.17(f), to the Knowledge of Sellers, none of the following exists at any of the Facilities: (1) underground storage tanks, (2) asbestos-containing material in any form or condition, (3) materials or equipment containing polychlorinated biphenyls, or (4) landfills, surface impoundments, or disposal areas.

4.18 Inventory. Except as reserved for on the Latest Balance Sheet and except for Inventory which is on consignment, bailment, warehousing or similar agreement, to the Knowledge of Sellers, the Inventory (i) consists solely of materials and goods useable or saleable in the Ordinary Course of Business (taking into account, without limitation, the quantity and quality of the Inventory), and (ii) is not defective, slow moving, obsolete or damaged. None of the Inventory is subject to any consignment, bailment, warehousing or similar agreement, except as set forth on Schedule 4.18 attached hereto.

4.19 Absence of Undisclosed Liabilities. [Intentionally Omitted.]

4.20 Affiliated Transactions. Except as disclosed on Schedule 4.20 attached hereto, no Insider is a party to any material agreement, contract, commitment or transaction with any Seller or has any interest in the Acquired Assets or any property, real or personal or mixed, tangible or intangible of any Seller.

4.21 Intellectual Property.

(a) Schedule 4.21 attached hereto sets forth a complete and correct list of all of the following that are either owned by any Seller or used or useful in or otherwise associated with the Business as presently conducted:

(i) patented or registered Intellectual Property and pending patent applications or other applications for registrations of Intellectual Property;

(ii) material unregistered trademarks, unregistered service marks, trade names, corporate names, and Internet domain names;

(iii) material unregistered copyrights;

(iv) computer software (other than commercially available off-the-shelf software purchased or licensed for less than a total cost of $10,000 in the aggregate); and

(v) any other material Intellectual Property.

(b) To the Knowledge of the Sellers, each Seller owns and possesses all right, title and interest in and to, or has a valid and enforceable license to use pursuant to a written license agreement set forth on Schedule 4.24(a) attached hereto, all of the Intellectual Property set forth on Schedule 4.21 attached hereto and owns and possesses all, right, title and interest in and to, or has a valid and enforceable license to use pursuant to a written license agreement set forth on Schedule 4.24(a) attached hereto, all other material Intellectual Property included in the Acquired Assets and all other material Intellectual Property necessary for the operation of the Business as presently conducted (collectively, the “Company Intellectual Property”). The Company Intellectual Property owned by a Seller is not subject to any Liens (other than Liens that will removed and stricken as against the Acquired Assets pursuant to the Sale Order). To the Knowledge of the Sellers, the Company Intellectual Property is not subject to any material restrictions or limitations regarding use or disclosure by a Seller other than pursuant to a written license agreement set forth on Schedule 4.24(a) attached hereto.

(c) To the Knowledge of Sellers, no Seller has infringed, misappropriated or otherwise conflicted with, and the operation of the Business as presently conducted and, prior to the Closing, will not infringe, misappropriate or otherwise conflict with, any Intellectual Property of any Third Party. To the Knowledge of Sellers, there are no facts which indicate a likelihood of any of the foregoing and no Seller has received any notices regarding any of the foregoing (including, without limitation, any demands or offers to license any Intellectual Property from any Third Party).

(d) To the Knowledge of the Sellers, each Seller has taken all necessary and desirable action to maintain and protect all of the material Company Intellectual Property owned by it and will continue to maintain and protect all of the material Company Intellectual Property prior to the Closing so as not to adversely affect the validity or enforceability thereof.

(e) To the Knowledge of Sellers, no Third Party has infringed, misappropriated or otherwise conflicted with any of the Company Intellectual Property and, to the Knowledge of Sellers, there are no facts that indicate a likelihood of any of the foregoing.

(f) [Intentionally Omitted.]

(g) To the Knowledge of Sellers, (i) all of the material Company Intellectual Property is valid and enforceable, (ii) no claim by any Third Party contesting the validity, enforceability, use or ownership of any of the Company Intellectual Property has been made in the past five years, is currently outstanding or threatened, and, (iii) there are no grounds for the same.

(h) [Intentionally Omitted.]

(i) [Intentionally Omitted.]

(j) [Intentionally Omitted.]

(k) [Intentionally Omitted.]

(l) To the Knowledge of the Sellers, no action is necessary to enable the Systems to continue to be used by Purchaser after the Closing to the same extent and in the same manner as the Systems have been used prior to the date hereof.

(m) To the Knowledge of the Sellers, each Seller owns and possesses the entire right, title and interest in and to all material Intellectual Property created or developed by, for or under the direction or supervision of the applicable Seller relating to the Business.

4.22 Insurance. Schedule 4.22 attached hereto lists and describes all policies of insurance owned, held, or maintained by or for the benefit of Sellers or insuring the Acquired Assets, including the type and amount of coverage and the expiration dates of the policies and the claims history for the past five years. Except as set forth on Schedule 4.22 attached hereto, (a) current premiums and any other obligations under such insurance have been paid and all such policies are valid and enforceable and in full force and effect on the date hereof and no Seller is in default with respect to its obligations under any such insurance policies, and (b) to the Knowledge of the Sellers, no Seller has received any notice within the last 90 days threatening suspension, revocation, modification or cancellation of any insurance policy or a material increase in any premium in connection therewith or informing any Seller that any coverage listed on Schedule 4.22 attached hereto will or may not be available in the future on substantially the same terms as now in effect. No Seller has been denied insurance coverage within the past 3 years. Except as set forth on Schedule 4.22, no Seller has any self-insurance or co-insurance programs.

4.23 Accounts Receivable. Except as set forth on Schedule 4.23 attached hereto, each note and account receivable arising from services and/or sales by Sellers, whether or not earned thereby on the date hereof or on the Closing Date, constitutes a bona fide receivable resulting from a bona fide sale to a customer in the Ordinary Course of Business on commercially reasonable terms, the amount of which was actually due on the date thereof, is not subject to any valid counterclaim or setoff, and is collectible net of any allowances for doubtful accounts on any applicable Books and Records computed in accordance with GAAP.

4.24 Contracts.

(a) Except as set forth on Schedule 4.24(a) attached hereto, no Seller is a party to or bound by, whether written or oral, any:

(i) collective bargaining agreement or contract with any labor union or any bonus, pension, profit sharing, retirement or any other form of deferred compensation plan or any stock purchase, stock option, hospitalization insurance or similar plan or practice, whether formal or informal;

(ii) any contract for the employment of any officer, individual employee or other Person on a full-time basis with annual salary in excess of $100,000 or any severance agreements;

(iii) agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien on any of its assets;

(iv) contract under which Sellers has advanced or loaned any other Person amounts in the aggregate exceeding $25,000;

(v) agreement with respect to the lending or investing of funds, including, without limitation, any agreement to purchase, redeem or otherwise acquire any ownership interest in or other security of, or to provide funds to, lend or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person;

(vi) agreement relating to the licensing of Intellectual Property by any Seller to a third party or by a third party to any Seller, and all other agreements affecting Sellers’ ability to use or disclose any Intellectual Property;

(vii) guaranty or any obligation, other than endorsements made for collection;

(viii) management, consulting, advertising, marketing, promotion, technical services, advisory or other contract or other similar arrangement relating to the design, marketing, promotion, management or operation of the Business involving more than $25,000 annually;

(ix) outstanding powers of attorney executed on behalf of Seller;

(x) lease or agreement under which it is lessee of, or holds or operates, any personal property owned by any other party calling for payments in excess of $25,000 annually.

(xi) lease or agreement under which it is lessor of or permits any Third Party to hold or operate any property, real or personal, owned or controlled by it involving more than $25,000 annually;

(xii) contract or group of related contracts with the same party continuing over a period of more than six months from the date or dates thereof, not terminable by it on 60 days or less notice without penalties or involving more than $25,000 annually, other than purchase orders to acquire or sell Inventory in the Ordinary Course of Business;

(xiii) any confidentiality agreement or similar arrangement, other than those relating to the potential financing or sale of a Seller or Storehouse, Inc.;

(xiv) any settlement, conciliation, leniency or similar agreement;

(xv) contract which prohibits it from freely engaging in business anywhere in the world; or

(xvi) any other agreement material to it entered into outside the Ordinary Course of Business.

(b) Except as disclosed on Schedule 4.24(b) attached hereto, (i) no Material Contract has been breached or canceled by the other party, and there is no anticipated breach by any other party to any contract set forth on Schedule 4.24(a), (ii) except for defaults that will be cured through the cure payments listed on Schedule 4.16 attached hereto or arising solely as a consequence of the commencement of the Chapter 11 Cases, neither any Seller nor any other party thereto is in default or breach in any material respect under the terms of any Material Contract and, to the Knowledge of Sellers, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute a default or breach thereunder, (iii) no Seller has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any Material Contract, and (iv) each Material Contract is legal, valid, binding, enforceable and in full force and effect and, subject to the terms of this Agreement, will continue as such following the consummation of the transactions contemplated hereby.

(c) Sellers have provided Purchaser with a true and correct copy of all written contracts which are required to be disclosed on Schedule 4.24(a) attached hereto (each a “Material Contract”), in each case together with all amendments, waivers or other changes thereto (all of which are disclosed on Schedule 4.24(a)). Schedule 4.24(a) contains a material accurate description of all material terms of all oral contracts referred to therein.

4.25 Relationships with Customers and Suppliers. Sellers have provided Purchaser with a true and accurate list of (i) the names and addresses of the top twenty customers of Sellers (on a consolidated basis) (by dollar volume of sales to such customers) and (ii) a list of the names and addresses of the top twenty suppliers of Sellers (on a consolidated basis) (by dollar volume of purchases from such suppliers), for the fiscal years ended November 30, 2004 and 2005 and the eleven-month period ended October 31, 2006. To the Knowledge of the Sellers, no Seller has received any indication from any material customer of Sellers to the effect that, and no Seller has any reason to believe that, such customer will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, buying materials, products or services from any Seller (whether as a result of the consummation of the transactions contemplated hereby or otherwise). To the Knowledge of the Sellers, no Seller has received any indication from any material supplier to Sellers to the effect that, and no Seller has any reason to believe that, such supplier will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to such Seller (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

4.26 Accounts Payable and Other Accrued Expenses. Set forth on Schedule 4.26 attached hereto is a list of all post-petition accounts payable and other post-petition accrued expenses of Sellers as of the Latest Balance Sheet together with the name of each payee, the relationship (if any) to Sellers, the date each such payment is due and the nature of the transaction in which it was incurred if other than a trade payable incurred in the Ordinary Course of Business.

4.27 Brokers. Except as set forth on Schedule 4.27 attached hereto, no Seller has incurred any Liability to any broker, finder or agent with respect to the payment of any commission regarding the consummation of the transactions contemplated hereby.

4.28 Absence of Certain Developments. Except as set forth on Schedule 4.28 attached hereto and except as expressly contemplated by this Agreement, since the date of the Latest Balance Sheet, no Seller has:

(a) suffered any change that has had or could reasonably be expected to have a Material Adverse Effect or suffered any theft, damage, destruction or casualty loss in excess of $50,000, to its assets, whether or not covered by insurance or suffered any substantial destruction of its Books and Records;

(b) redeemed or repurchased, directly or indirectly, any shares of capital stock or other equity security or ownership interest or declared, set aside or paid any dividends or made any other distributions (whether in cash or in kind) with respect to any shares of its capital stock or other equity security or ownership interest;

(c) issued, sold or transferred any equity securities, any securities or ownership interest convertible, exchangeable or exercisable into shares of its capital stock or other equity securities or ownership interest, or warrants, options or other rights to acquire shares of its capital stock or other of its equity securities;

(d) incurred or become subject to any Liabilities, except Liabilities incurred in the Ordinary Course of Business, bankruptcy costs and expenses, and expenses relating to this Agreement and the transactions contemplated hereby;

(e) subjected any portion of its properties or assets to any Lien (other than liens in favor of GECC and Permitted Liens);

(f) sold, leased, assigned or transferred (including, without limitation, transfers to stockholders, holders of ownership interests or any Insider) a portion of its tangible assets, except for sales of Inventory in the Ordinary Course of Business, or canceled without fair consideration any material debts or claims owing to or held by it;

(g) sold, assigned, licensed or transferred (including, without limitation, transfers to stockholders or any Insider) any Company Intellectual Property owned by, issued to or licensed to it or disclosed any confidential information (other than pursuant to agreements requiring the disclosure to maintain the confidentiality of and preserving all its rights in such confidential information) or received any confidential information of any Third Party in violation of any obligation of confidentiality;

(h) suffered any extraordinary losses or waived any rights of material value;

(i) entered into, amended or terminated any material lease, contract, agreement or commitment, or taken any other action or entered into any other transaction other than in the Ordinary Course of Business;

(j) entered into any other material transaction, or materially changed any business practice;

(k) made or granted any material bonus or any wage, salary or compensation increase to any director, officer, employee or sales representative, group of employees or consultant or made or granted any increase in any employee benefit plan or arrangement, or amended or terminated any existing material employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement, or entered into, terminated or materially modified any collective bargaining agreement;

(l) made any other change in employment terms for any of its directors, governing body members, officers, and employees;

(m) conducted its cash management customs and practices other than in the Ordinary Course of Business (including, without limitation, with respect to collection of accounts receivable, purchases of Inventory and supplies, repairs and maintenance, payment of accounts payable and accrued expenses, levels of capital expenditures and operation of cash management practices generally);

(n) made any capital expenditures or commitments for capital expenditures that aggregate in excess of $25,000;

(o) made any loans or advances to, or guarantees for the benefit of, any Person;

(p) made charitable contributions, pledges, association fees or dues in excess of $10,000;

(q) amended or modified its articles of incorporation, bylaws or constitutive documents; or

(r) committed to do any of the foregoing.

4.29 Bank Accounts Schedule. Schedule 4.29 attached hereto lists all bank accounts, safety deposit boxes and lock boxes (designating each authorized signatory with respect thereto) for each Seller.

4.30 Officers, Directors. Schedule 4.30 attached hereto lists all officers, directors and equivalent senior executives and members of governing bodies of Sellers.

4.31 Lien Searches. [Intentionally Omitted.]

4.32 Bankruptcy. Each of ParentCo and Rowe Furniture, Inc. has filed a petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia and is a party to the Chapter 11 Cases.

4.33 Credit Support. To the Knowledge of Sellers, following the Closing, Purchaser will not be required to provide or arrange for any letters of credit, guaranties, surety bonds or other credit support to enable Purchaser to operate the Businesses or any of the Acquired Assets, to receive the benefits of any Assumed Executory Contract or to continue any existing customer, supplier, vendor or other business relationship of the Business and/or the Acquired Assets.

4.34 Information Accurate and Complete; Reliance. [Intentionally Omitted.]

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers as follows:

5.1 Organization. Purchaser is a corporation validly existing and in good standing under the laws of the State of Delaware and has the full power and authority to execute, deliver and perform the Transaction Documents to which it is a party and to consummate all transactions contemplated thereby.

5.2 Authority. The execution, delivery and performance by Purchaser of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby have been duly authorized by all necessary action on the part of Purchaser and do not and will not violate any provisions of its organizational documents, any applicable Regulation or any contract or Order binding upon it. Each Transaction Document to which Purchaser is a party constitutes a valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditors’ rights generally from time to time in effect, and to general equitable principles.

5.3 Consents. No notice to, filing with, authorization of, exemption by, or consent (other than the approval of the Bankruptcy Court of any Person or Governmental Authority is required in order for Purchaser to consummate the transactions contemplated hereby.

5.4 Brokers. Purchaser has incurred no Liability to any broker, finder or agent with respect to the payment of any commission regarding the consummation of the transactions contemplated hereby.

ARTICLE VI

COVENANTS OF SELLERS; OTHER AGREEMENTS OF THE PARTIES

6.1 Consents and Approvals.

(a) Sellers shall use commercially reasonable efforts (i) to obtain all necessary consents and approvals, as reasonably requested by Purchaser, to consummate the purchase and sale of the Acquired Assets and the assignment of the Assumed Obligations, together with any other necessary consents and approvals (including, without limitation, all Environmental Permits) to consummate the transactions contemplated hereby, including, without limitation, obtaining the Bidding Procedures Order and Sale Order, (ii) to make, as reasonably requested by Purchaser, all filings, applications, statements and reports to all authorities that are required to be made prior to the Closing Date by or on behalf of Sellers or any of their Affiliates pursuant to any applicable Regulation in connection with this Agreement and the transactions contemplated hereby and (iii) to obtain, as requested by Purchaser, all required consents and approvals (if any) necessary to assign and transfer Sellers’ Permits (including, without limitation, all Environmental Permits) to Purchaser at Closing and, to the extent that one or more of Sellers’ Permits (including, without limitation, all Environmental Permits) are not transferable, to assist Purchaser in obtaining replacements therefor. In the event that certain of Sellers’ Permits, or any Contract or other license or agreement necessary for the operation of the Business, are not transferable or replacements therefor are not obtainable on or before the Closing, but such Permits, Contracts or other licenses or agreements are obtainable after the Closing, Sellers shall continue to use such commercially reasonable efforts in cooperation with Purchaser after the Closing as may be required to obtain all required consents and approvals to transfer, or obtain replacements for, such Permits, Contracts or other licenses or agreements after Closing and shall do all things necessary to give Purchaser the benefits that would be obtained under such Permits, Contracts or other licenses or agreements.

(b) Each of the parties shall give any other notices to, make any other filings with, and use reasonable best efforts to obtain, any other authorizations, consents and approvals of any Governmental Authority in connection with the matters contemplated by this Agreement.

(c) Except as set forth in Section 6.11 and for up to $175,000 of consent costs to SAP America, Inc. or its Affiliates, all costs to obtain any consents or approvals, and filing or other fees to be paid to a Governmental Authority, shall be borne and paid fifty percent (50%) for by Purchaser and fifty percent (50%) for by Sellers.

6.2 Access to Information and Facilities.

(a) Sellers agree that, prior to the Closing Date, Purchaser, Purchaser’s lender, and their respective representatives shall, upon reasonable notice and so long as such access does not unreasonably interfere with the business operations of any Seller, have reasonable access during normal business hours to all Facilities and shall be entitled to make such reasonable investigation of the properties, businesses and operations of Sellers (including without limitation any environmental audits and investigations or to conduct a physical inventory of the Inventory) and such examination of the Books and Records and financial condition of Sellers as it reasonably requests and to make extracts and copies to the extent necessary of the Books and Records; provided that no investigation pursuant to this Section 6.2 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the transactions contemplated by this Agreement.

(b) Sellers shall deliver to Purchaser copies of Sellers’ internal monthly financial reports as soon as reasonably practicable (and in any event within 20 days) following the end of each monthly accounting period during the period between the date of this Agreement and the Closing Date. These financial reports shall include income statements, balance sheets, profit and loss and other analyses and comparisons to Sellers’ budget for the Business, as well as an explanation of the assumptions and the accounting policies and practices used in preparation thereof and such other matters as Purchaser may reasonably request and, if any, interim statements and operating reports filed with the United States Trustee or the Bankruptcy Court.

(c) Purchaser shall maintain all information provided by Sellers pursuant to this Agreement confidential in accordance with the terms of the confidentiality agreement executed by Purchaser (or any of its Affiliates) and any of Sellers. If, and only if, the transactions contemplated by this Agreement are consummated, the confidentiality obligations set forth in the confidentiality agreement executed by Purchaser (or any of its Affiliates) and any of Sellers shall terminate.

(d) After the Closing, Purchaser shall provide reasonable access to Sellers and their representatives to an office or other similar space in one of the Facilities during normal business hours to conduct any post-Closing activities reasonably related with the Chapter 11 Cases to the extent such space is available and such access does not interfere with the normal business operations of Purchaser or the Business. Sellers shall, and shall cause their representatives, to maintain all information either obtained or observed during such access confidential at all times.

6.3 Conduct of the Business Pending the Closing. Except as otherwise expressly contemplated by this Agreement or with the prior written consent of Purchaser or except as described on Schedule 6.3 attached hereto, from the date hereof until the Closing Date, Sellers shall (i) conduct the Business in the Ordinary Course of Business (including with respect to the payment of accounts payable of Sellers), (ii) use commercially reasonable efforts to preserve intact the Business, to keep available the services of its current employees and agents and to maintain its relations and goodwill with its suppliers, customers, distributors and any others with whom or with which it has business relations, (iii) use commercially reasonable efforts to maintain appropriate levels of Inventory (consistent with past practice) and (iv) not voluntarily take any action inconsistent with this Agreement or with the consummation of the Closing. Without limiting the generality of the foregoing except as otherwise expressly contemplated by this Agreement or with the prior written consent of Purchaser or except as described on Schedule 6.3 attached hereto, from the date hereof until the Closing Date, each Seller shall:

(a) not sell, assign, transfer, convey, pledge, mortgage, lease, license or otherwise dispose of or encumber any of the Acquired Assets, or any interests therein, other than in the Ordinary Course of Business and consistent with past practice;

(b) not make any material change in its methods of management, marketing, accounting or operating (or practices relating to payments);

(c) report periodically to Purchaser, as Purchaser may reasonably request, concerning the status of the Business, the Acquired Assets and its operations and finances;

(d) not voluntarily take any action which is inconsistent with its obligations under this Agreement;

(e) use commercially reasonable efforts to maintain the Acquired Assets that are currently used in operations in good operating condition and repair, subject to ordinary wear and tear;

(f) continue all existing policies of insurance (or comparable insurance) of or for the benefit of Sellers and/or the Business in full force and effect and at least at such levels as are in effect on the date hereof, up to and including the Closing (and not cancel any such insurance or take, or fail to take, any action that would enable the insurers under such policies to avoid Liability for claims arising out of occurrences prior to the Closing);

(g) without the Bankruptcy Court approval and Purchaser’s approval (which will not be withheld or delayed unreasonably), not enter into any transaction or make or enter into any contract or commitment or amend or terminate any material agreement or commitment which is not in the Ordinary Course of Business, consistent with past practice;

(h) without the Bankruptcy Court approval and Purchaser’s approval, not terminate or reject (whether pursuant to section 365 of the Bankruptcy Code or otherwise) any Contract;

(i) not grant any increase in the compensation payable or to become payable to any employee of Sellers and/or the Business (including, without limitation, retention or stay bonus arrangements), except such increases as are required by contract and not contribute or make any commitment to, or representation that it shall, contribute any amounts to any Employee Benefit Plan of Sellers, or otherwise alter any such Employee Benefit Plan of Sellers or the funding thereof except as required by law or by the terms of any such plan as in effect on the date of this Agreement;

(j) maintain the Books and Records in the usual, regular and ordinary manner and consistent with past practice;

(k) use best efforts to maintain compliance, in all material respects, with all laws, rules and Regulations of all Governmental Authorities that relate to Sellers, the Business or the Acquired Assets;

(l) not implement any employee layoffs that could implicate the WARN Act other than the contemplated terminations upon Closing set forth on Schedule 6.3(l);

(m) apply or continue prosecution of applications already submitted for any Environmental Permits for the continued operation of the Business (as it is currently being operated) up to and after Closing;

(n) not incur any Liability, whether absolute, fixed or contingent, except in the Ordinary Course of Business and consistent with past practice, bankruptcy costs and expenses, and expenses relating to the transactions contemplated by this Agreement;

(o) not sell, transfer, license or otherwise dispose of, or agree to sell, transfer, license or otherwise dispose of, or permit to lapse any of the Intellectual Property;

(p) not terminate, discontinue, close or dispose of any plant, Leased Facility or business operation of Sellers and/or the Business;

(q) not amend or modify their articles of incorporation, bylaws or constitutive documents;

(r) not change its cash management practices in any material respect; or

(s) not (i) voluntarily take or agree or commit to take any action that would make any representation and warranty of Sellers hereunder inaccurate in any material respect at,

or as of any time prior to, the Closing Date or (ii) voluntarily omit or agree to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time.

6.4 Notification of Certain Matters; Schedules.

(a) Sellers shall give notice to Purchaser of (i) the occurrence or nonoccurrence of any event that would be likely to cause either (A) any representation or warranty of Sellers contained in this Agreement, or in connection with the transactions contemplated hereunder, to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing or (B) directly or indirectly, any Material Adverse Effect on any of Sellers, the Acquired Assets and/or the Business, or (ii) any material failure of Sellers to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them hereunder, or (iii) the receipt of any Acquisition Proposal and shall deliver all written Acquisition Proposals to Purchaser as soon as practicable upon receipt thereof. Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 6.4(a) shall not (x) be deemed to amend or supplement any of the Disclosure Schedules contemplated hereby, (y) be deemed to cure any breach of any representation, warranty covenant or agreement or to satisfy any condition or (z) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b) Sellers shall add Purchaser, and Purchaser’s counsel, to Sellers’ so-called “Rule 2002 notice list” and otherwise provide notice to Purchaser of all matters that are required to be served on Sellers’ creditors pursuant to the Bankruptcy Code and Rules.

(c) Purchaser and Sellers acknowledge that certain of the representations and warranties of Sellers affirmatively require that Sellers list certain factual information on the Disclosure Schedules. Sellers shall be permitted to update the Disclosure Schedules on or prior to the Closing Date but only with respect to events or circumstances arising between the date hereof and the Closing Date. No additional disclosure or update by Sellers pursuant to this Section 6.4(c), however, shall be deemed to amend or supplement the Disclosure Schedules or to prevent or cure any misrepresentation, breach of warranty, breach of covenant, or right of Purchaser to terminate this Agreement.

6.5 Efforts; Further Assurances.

(a) Sellers will use commercially reasonable efforts to obtain the entry of the Bidding Procedures Order on the Bankruptcy Court’s docket as soon as practicable and no later than December 15, 2006 and the entry of the Sale Order on the Bankruptcy Court’s docket as soon as practicable and no later than January 16, 2007 and one business day after the date of the Sale Hearing and will use their commercially reasonable efforts to timely obtain any other consent required for the consummation of the transactions contemplated by this Agreement as soon as practicable.

(b) Sellers shall execute such documents and use their commercially reasonable efforts to take or cause to be taken all action and do or cause to be done all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement

(including, without limitation, to put Purchaser in actual possession and operating control of the Acquired Assets, to effectuate, record or perfect the transfer of the Acquired Assets to Purchaser, to confirm the title of the Acquired Assets in Purchaser, to assist Purchaser to in exercising rights relating thereto, to obtain all consents, approvals and authorizations of Third Parties, to make all filings with and give all notices to Third Parties which may be necessary or required in order to effectuate the transactions contemplated hereby, and to obtain landlords’ estoppels and landlords’ lenders’ waivers). Sellers shall use commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions set forth in Article VIII of this Agreement.

6.6 Bankruptcy Actions.

(a) Sellers shall serve notice thereof on interested parties as required by the Bankruptcy Code and Rules, a motion (together with supporting papers) seeking a hearing of the Bidding Procedures Order before the Bankruptcy Court on or about December 15, 2006 subject to the Bankruptcy Court’s calendar.

(b) Sellers shall file with the Bankruptcy Court a motion to approve the transaction contemplated hereby (“Sale Motion”), which motion shall seek the Bankruptcy Court’s approval of this Agreement, Sellers’ performance under this Agreement. Sellers shall provide appropriate notice of the hearing on the Sale Motion as is required by the Bankruptcy Code and Rules to all parties entitled to notice including, but not limited to, all parties to Assumed Executory Contracts and all taxing and environmental authorities in jurisdictions applicable to Sellers.

(c) Sellers shall file with the Bankruptcy Court a motion (which may be included in the Sale Motion) for an order authorizing the assumption and assignment pursuant to section 365 of the Bankruptcy Code of the Assumed Executory Contracts (the “Assignment Motion”). The Assumed Executory Contracts (as set forth on Schedule 2.1(a)(v) attached hereto) shall be identified (by the date of the Assumed Executory Contract (if available), the other party to the contract or lease and the address of such party) on an exhibit to be filed with the Bankruptcy Court 20 days prior to the Sale Hearing. Such exhibit shall set forth the amounts necessary to cure defaults under each of such Assumed Executory Contracts as determined by Sellers based on the Books and Records. Sellers shall, at the written direction of Purchaser delivered (i) at any time on or prior to the twentieth day prior to the Sale Hearing, add any Contracts to the exhibit or (ii) at any time prior to the Sale Hearing, remove Assumed Executory Contracts from the exhibit. In cases in which Sellers are unable to establish that a default exists, the relevant cure amount shall be set at $0.00. Sellers shall use commercially reasonable efforts such that the Assignment Motion shall reflect that Purchaser’s promise to perform from and after the Closing under the Assumed Executory Contracts shall be the only adequate assurance of future performance necessary to satisfy the requirements of section 365 of the Bankruptcy Code in respect of the assignment to Purchaser of such Assumed Executory Contracts.

(d) Sellers will provide Purchaser with a reasonable opportunity to review and comment upon all motions, applications and supporting papers prepared by Sellers (including forms of orders and notices to interested parties) prior to the filing thereof in the Chapter 11 Cases. All motions, applications and supporting papers prepared by Sellers and relating (directly or indirectly) in Purchaser’s good faith determination to the transactions contemplated by this

Agreement (including forms of orders, notices to interested parties, and any “settlement motions”) to be filed on behalf of Sellers after the date hereof must be acceptable in form and substance to Purchaser, in its reasonable discretion.

(e) After the entry of the Bidding Procedures Order and not less than eleven days prior to the Sale Hearing, Sellers shall serve notice on all parties (including, without limitation, all parties to the Assumed Executory Contracts and all Persons who would appear on any search conducted to determine those Persons asserting a lien on Sellers’ assets) to whom service of the Sale Notice (as defined in the Bidding Procedures Order) is required under the terms of the Bidding Procedures Order or to whom service of notice is advisable pursuant to the Bankruptcy Code, in form and substance reasonably satisfactory to Purchaser, disclosing the salient terms of this Agreement, the Bidding Procedures Order, the Breakup Fee, the Expense Reimbursement, the identity of Purchaser, and the transactions contemplated hereby.

6.7 Certain Disclosure Restrictions. Except for the provision of due diligence materials, prior to entry of the Bidding Procedures Order on the Bankruptcy Court’s docket, no Seller shall, directly or indirectly, through any officer, director, employee, agent, professional or advisor, solicit any Acquisition Proposal (other than as expressly permitted under the Bidding Procedures Order) or participate in any negotiations or discussions with respect to any Acquisition Proposal. After entry of the Bidding Procedures Order on the Bankruptcy Court’s docket and prior to the entry of the Sale Order on the Bankruptcy Court’s docket, Sellers may take any action in the Chapter 11 Cases seeking to sell, pursuant to a Qualifying Bid in connection with the Auction process established in the Bidding Procedures Order, the Acquired Assets. From the date of the entry of the Sale Order and until the Closing Date and provided that Purchaser is proceeding in good faith to consummate the transactions contemplated hereby in a timely manner, no Seller or any of its Affiliates shall discuss, negotiate or consummate any transaction involving (i) the issuance, redemption, sale or exchange or other disposition of any equity interest in any Seller or (ii) the sale, exchange, liquidation, reorganization, or other disposition of all or any part of the Acquired Assets. For the avoidance of doubt, the disclosure of the terms hereof in any documents filed with the Bankruptcy Court required to be filed with the Bankruptcy Court pursuant to this Agreement shall not be deemed a violation of this Section 6.7.

6.8 Sale Order. The parties will work together promptly after the date hereof to finalize a draft for submission to the Bankruptcy Court of the Sale Order, which draft shall be in form and substance customary for transactions of this nature. Sellers agree that they shall include in the draft of the Sale Order provisions reasonably requested by Purchaser, and consider in good faith all of Purchaser’s comments to the Sale Order.

6.9 Excluded Assets. Subsequent to the Closing, each Seller jointly and severally agrees to indemnify and hold Purchaser harmless with respect to the Excluded Assets and Unassumed Liabilities, including, without limitation, any loss, Liability, cost or expense (including without limitation, legal fees and expenses and court costs) arising out of or in connection with, or otherwise relating to, the Excluded Assets, the Excluded Environmental Liabilities (regardless of whether such Liabilities are technical Liabilities of any Seller or Affiliate) and Unassumed Liabilities. Sellers’ obligations under this Section 6.9 shall be administrative expense priority obligations under section 364(c)(1) of the Bankruptcy Code.

6.10 Non-Seller Subsidiaries. To the extent that any Affiliate of any Seller (other than an Affiliate which is a Seller) owns any property, assets, rights, titles or interests of any kind and nature which are primarily used in, primarily useful for or otherwise primarily related to the Business or the Acquired Assets, each Seller hereby covenants that it will (and it will cause its Affiliates to), from time to time, prior to or subsequent to the Closing, without further consideration, do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all further acts, conveyances, transfers, assignments and assurances as reasonably may be required to convey or transfer to Purchaser or, at its option, one of its Subsidiaries, any such property, assets, rights, titles or interests free and clear of all Liens and Liabilities, other than Permitted Liens.

6.11 Taxes, Utilities and Certain Other Payments; Title Insurance and Survey Expense Notwithstanding anything herein to the contrary:

(a) On or prior to the Closing, Sellers shall pay all sales taxes, use taxes, payroll taxes, real estate taxes, and Taxes which will be owed by Sellers and attributable to periods prior to the Closing; provided however, Sellers shall not be obligated to pay any such Tax that is disputed in good faith by any Seller and for which adequate reserves have been made therefore in the Latest Balance Sheet.

(b) Any sales, use, purchase, transfer, franchise, deed, fixed asset, stamp, documentary stamp, use or other Taxes and recording charges due and which may be payable by reason of the sale of the Acquired Assets or the assumption of the Assumed Obligations under this Agreement or the transactions contemplated herein shall be borne and timely paid by Purchaser.

(c) Purchaser, on the one hand, and Sellers, on the other hand, shall prorate on a per diem basis as of the Closing Date: (i) water, electricity and gas charges, and all other operating expenses typically prorated between sellers and buyers of commercial real estate, at the Facilities through the Closing based on readings as of the Closing or prorated as of the Closing; (ii) accrued but unpaid general real estate taxes on the Owned Real Property prorated based upon the last available tax duplicate; provided, however, such amounts shall be recomputed based upon the final rates and valuation and any amounts found due from either Purchaser or Sellers, as applicable, shall be promptly paid by the appropriate party to the other; (iii) all special assessments and the full amount of all installments or any respreads of taxes and assessments on the Assumed Owned Real Property and the Assumed Leased Facilities; (iv) the amount of any recoupment of tax abatements or discounted tax valuations (including agricultural and forestry use valuations) resulting from the transfer, or current or future changes in use, of the Assumed Owned Real Property; and (v) accrued but unpaid general real estate tax tenant obligations under the Assumed Leased Facilities prorated based upon the last available tax duplicate; provided, however, if the Assumed Facility Leases provide for such adjustments, such amounts shall be recomputed based upon the final rates and valuation and any amounts found due from either party shall be promptly paid by the appropriate party to the other. In no event shall Purchaser be responsible for any Sellers’ taxes, delinquent on the Closing or for any interest or penalties accruing in connection therewith.

(d) [Intentionally Omitted.]

(e) [Intentionally Omitted.]

(f) Subject to Section 3.4 hereof, the Cash Portion of the Purchase Price shall be decreased by an amount equal to the Purchaser’s and Parentco’s mutual good faith estimate of the total amount payable by Sellers pursuant to Sections 2.6, 6.1(c), 6.11(c), and 6.12 (such amounts collectively, the “Seller Payables”); it being agreed and understood that to the extent (and only to the extent) of such reduction Purchaser shall assume and discharge the Seller Payables. The parties agree that following the Closing, (i) to the extent it is determined that the deduction from the Cash Portion of the Purchase Price pursuant to this Section 6.11(f) was greater then the actual amount of the Seller Payables, Purchaser shall pay Parentco (on behalf of the Sellers) such difference, and (ii) to the extent it is determined that the deduction from the Cash Portion of the Purchase Price pursuant to this Section 6.11(f) was less then the actual amount of the Seller Payables, Sellers shall pay Purchaser such difference.

(g) Sellers shall jointly and severally, on the one hand, and Purchaser shall, on the other hand, indemnify, defend (with counsel reasonably satisfactory to the indemnified party or parties), protect, and save and hold each other harmless from and against any and all Claims, charges, interest or penalties assessed, imposed or asserted in relation to the indemnifying party’s or parties’ obligations under this Section 6.11.

6.12 Sellers’ Minimum Restructuring Cost. Prior to the Closing, Sellers shall have incurred, and paid for, at least $950,000 of expenses set forth on Schedule 6.12 attached hereto in connection with the Restructuring (the “Sellers’ Minimum Restructuring Cost”). If as of the Closing Date, Sellers have not incurred expenses equal to the Sellers’ Minimum Restructuring Cost, Sellers shall pay Purchaser an amount equal to the excess of $1,000,000 and the expenses actually incurred and paid for by Sellers’ as of the Closing Date in connection with the Restructuring.

6.13 Amendment to Acquisition Structure.

(a) Purchaser and Sellers agree to work together in good faith to implement and consummate the transactions set forth on Exhibit C attached hereto (the “Reorganization Transaction”) including if necessary to modify this Agreement to reflect the Reorganization Transaction and prepare in good faith any appropriate documentation necessary to effect the Reorganization Transaction.

(b) Sellers shall use their commercially reasonable efforts to cause the Bankruptcy Court to approve such Reorganization Transaction.

(c) Purchaser shall pay the fees reasonably incurred by Sellers for its professional advisors to review and comment upon, and implement, the documentation prepared by Purchaser with respect to the Reorganization Transaction, not to exceed $25,000.

6.14 Minimum Prepayments. Prior to the Closing, Sellers shall have made all payments of insurance premiums, workers compensation premiums and rent when such payments are due as contemplated by that certain budget provided to GECC by Sellers (the “Pre-Closing Prepaids”). Sellers shall pay Purchaser, an amount, if any, equal to the difference between the payments on account of Pre-Closing Prepaids required to be made by Sellers and the actual payments on account of Pre-Closing Prepaids made by Sellers. The Cash Portion of the Purchase Price shall be decreased by an amount equal to the Purchaser’s and Parentco’s mutual good faith estimate of the total amount payable by Sellers pursuant to this Section 6.14. The parties agree that following the Closing, (i) to the extent it is determined that the deduction from the Cash Portion of the Purchase Price pursuant to this Section 6.14 was greater then the actual amount owed by Sellers pursuant to this Section 6.14, Purchaser shall pay Parentco (on behalf of the Sellers) such difference, and (ii) to the extent it is determined that the deduction from the Cash Portion of the Purchase Price pursuant to this Section 6.14 was less then the actual amount owed by Sellers pursuant to this Section 6.14, Sellers shall pay Purchaser such difference.

All covenants set forth in this Article VI and under Article XII shall survive the Closing.

ARTICLE VII

COVENANTS OF PURCHASER

7.1 Assumed Obligations. Subsequent to the Closing, Purchaser agrees to be responsible for the payment and performance of the Assumed Obligations and shall indemnify and hold Sellers harmless with respect to the Assumed Obligations, including, without limitation, any loss, Liability, cost or expense (including, without limitation, legal fees and court costs) arising out of or in connection with, or otherwise relating to, the Assumed Obligations.

7.2 Further Assurances. Purchaser shall execute such documents and take such further actions as may be reasonably required to carry out the provisions of this Agreement and the transactions contemplated hereby. Purchaser shall use commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions set forth in Article IX of this Agreement.

All of Purchaser’s covenants set forth in this Article VII and under Article XII shall survive the Closing.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser under this Agreement are, at the option of Purchaser, subject to satisfaction of the following conditions precedent on or before the Closing Date.

8.1 Warranties True as of Both Present Date and Closing Date; Covenants.

(a) Each of the representations and warranties of Sellers contained herein shall be true and correct in all material respects on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall be true and correct as of that date) with the same force and effect as though made on and as of the Closing Date except that those representations and warranties that are qualified by materiality, Material Adverse Effect, or similar phrase shall be true and correct in all respects.

(b) Sellers shall have performed and complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Sellers on or prior to the Closing Date.

8.2 Bankruptcy Condition.

(a) The Bidding Procedures Order shall have been entered on the docket by the Clerk of the Bankruptcy Court on or about December 15, 2006. The Sale Order shall have been entered on the docket by the Clerk of the Bankruptcy Court as soon as practicable thereafter and no later than January 22, 2007 and shall have become a Final Order.

(b) The Sale Order shall approve and authorize the assumption and assignment of the Assumed Executory Contracts and the Assumed Executory Contracts shall have been actually assumed and assigned to Purchaser such that the Assumed Executory Contracts will be in full force and effect from and after the Closing with non-debtor parties being barred and enjoined from asserting against Purchaser, among other things, defaults, breaches or claims of pecuniary losses existing as of the Closing or by reason of the Closing.

(c) The Bidding Procedures Order shall provide:

(i) If the transactions contemplated hereby are not consummated for any reason other than the material breach by Purchaser of this Agreement or a termination pursuant to Section 11.1(a), Sellers shall immediately pay (in cash) to Purchaser an amount equal to the reasonable costs and out-of-pocket expenses incurred by Purchaser in connection with its legal, environmental, accounting and business due diligence and the preparation and negotiation of this Agreement up to a maximum aggregate amount of $400,000 (the “Expense Reimbursement”) (with Sellers being jointly and severally liable for such payment);

(ii) In addition to the Expense Reimbursement, upon the first to occur of (i) the date any Seller consummates an Acquisition Proposal or (ii) the date any Seller consummates a plan under the Bankruptcy Code, Sellers shall immediately pay (in cash) to Purchaser, a breakup fee equal to $930,000 (the “Breakup Fee”) with Sellers being jointly and severally liable for such payment); provided, however, that the Breakup Fee shall not be payable to Purchaser if a No Fee Event shall have occurred;

(iii) That Sellers are authorized without further Bankruptcy Court action to pay any amounts that become due and payable to Purchaser pursuant to this Agreement (including, without limitation, the Breakup Fee and Expense Reimbursement) and that pursuant to section 364(c)(1) of the Bankruptcy Code, Purchaser shall have a super-priority administrative expense priority claim payable out of Sellers’ cash or other collateral securing Sellers’ obligations (which shall be senior to any and all claims and interest, excluding only pre-petition and post-petition amounts owing to Sellers’ pre-petition and post-petition senior secured lenders) for such amounts;

(iv) No party submitting any other offer to purchase the Acquired Assets or a Qualifying Bid shall be entitled to any expense reimbursement, breakup, or termination or similar fee or payment;

(v) Prior to receipt by a prospective Bidder of any information (including, but not limited to, business and financial information and access to representatives of Sellers) from Sellers, each Bidder will be required to execute an appropriate confidentiality agreement and deliver evidence reasonably satisfactory to Sellers establishing such potential Bidders’ financial capability to timely consummate a purchase of the all the Acquired Assets;

(vi) As part of any Bid, each Bidder shall submit a copy of this form of asset purchase agreement marked to show changes, along with any other bid package requirements to ParentCo and Purchaser, and place into escrow a cash deposit of no less than $3,000,000;

(vii) (A) a Bid will not be considered by Sellers as qualified for the Auction unless such Bid is for more than an amount equal to the aggregate of the sum of (1) the Cash Portion in cash and the actual amount paid on account of the assumption of the Assumed Obligations as provided herein; (2) $500,000 in cash; (3) the dollar value of the Breakup Fee in cash, and (4) the dollar value of the Expense Reimbursement in cash; (B) any overbid Bids thereafter must be higher than the then existing lead Bid in increments of not less than $100,000 in cash; provided, however, any overbid Bids by Purchaser thereafter shall only be required to be equal to the sum of (a) the then existing lead Bid plus (b) $100,000 less (c) the dollar value of the Breakup Fee less (d) the dollar value of the Expense Reimbursement; and (C) a higher Bid will not be considered by Sellers as qualified for the Auction if (1) such Bid contains financing or due diligence contingencies of any kind or any other conditions precedent to such Person’s obligation to purchase the Acquired Assets other than as may be included in this Agreement; (2) such Bid is not received by Seller and Purchaser in writing on or prior to 5:00 p.m. Eastern Time at least sixty (60) hours prior to the date of the Auction, (3) such Bid does not provide for the immediate payment of the Breakup Fee and Expense Reimbursement to Purchaser by the Person submitting such Qualifying Bid (it being agreed and understood that such payment shall reduce the proceeds to be received by the Sellers from the Person submitting such Qualifying Bid and the value attributed to such Person’s Qualifying Bid shall include such payment) or (4) such Bid does not contain evidence that the Person submitting it has received debt and/or equity funding commitments sufficient in the aggregate to finance the purchase contemplated thereby, including, without limitation, proof of deposit into escrow of no less than $3,000,000 in cash and either an unconditional lending commitment from a recognized banking institution in the amount of the cash portion of the purchase price of such Bid or the positing of an unconditional, irrevocable letter of credit from a recognized banking institution issued in favor of Sellers in the amount of the cash portion of the purchase price of such Bid. (Each Bid which meets the foregoing criteria constitutes, as applicable, a “Qualifying Bid”);

(viii) If one or more Qualifying Bids are submitted in accordance with the Bidding Procedures Order, Sellers will conduct the Auction on the date immediately prior to the Sale Hearing. At the Auction, Sellers shall have the right to select the highest and best Bid from Purchaser and any Person who submitted a Qualifying Bid pursuant to Section 8.2(c)(vii) (the “Successful Bid”), which will be determined by considering, among other things: (A) the number, type and nature of any changes to this Agreement requested by each Bidder; (B) the extent to which such modifications are likely to delay closing of the sale of the Acquired Assets and the cost to Sellers of such modifications or delay; (C) the total cash consideration to be received by Sellers and the actual amount paid by the Bidder on account of the assumption of obligations; (D) the likelihood of the Bidder’s ability to close a transaction and the timing thereof; and (E) the net benefit to the estate, taking into account Purchaser’s rights to the Breakup Fee and Expense Reimbursement (for avoidance of doubt, Sellers hereby agree that the value attributed by Sellers to any Bid made by Purchaser at the Auction shall at least be equal to the sum of the following (1) the dollar value of the cash consideration contained in such Bid, (2) the dollar value of any additional consideration contained in such Bid, (3) the dollar value of the Breakup Fee, and (4) the dollar value of the Expense Reimbursement);

(ix) At the Auction, Purchaser shall have the right to (1) submit further Bids along with a markup of this Agreement and (2) at anytime, request that Sellers announce, subject to any potential new Bids, the then current Successful Bid and, to the extent Purchaser requests, use reasonable efforts to clarify any and all questions Purchaser may have regarding Sellers announcement of the then current Successful Bid;

(x) Only the Persons who submitted Qualifying Bids and Purchaser may participate in the Auction; and,

(xi) Purchaser shall have standing to contest the Successful Bid selected by Sellers.

(d) Notwithstanding Sections 8.2(a) and 10.1, nothing in this Agreement shall preclude Purchaser or Sellers from consummating the transactions contemplated herein if Purchaser, in its sole discretion, waives in writing the requirement that the Sale Order or any other Order shall have become Final Orders. No notice of such waiver of this or any other condition to Closing need be given except to ParentCo, it being the intention of the parties hereto that Purchaser shall be entitled to, and is not waiving, the protection of section 363(m) of the Bankruptcy Code, the mootness doctrine and any similar statute or body of law if the Closing occurs in the absence of Final Orders.

8.3 Real Estate Matters.

(a) [Intentionally Omitted.]

(b) [Intentionally Omitted.]

(c) [Intentionally Omitted.]

(d) No material damage or destruction or other change shall have occurred with respect to any of the Assumed Owned Real Property or the Assumed Leased Facilities or any portion thereof that, individually or in the aggregate, would have a material adverse effect on the use or occupancy of the Assumed Owned Real Property or the Assumed Leased Facilities or the operation of the Business as currently conducted thereon;

8.4 Material Adverse Change. [Intentionally Omitted.]

8.5 Cure Costs. To the extent required by the terms of Section 2.6, Sellers shall have paid all cure obligations (pursuant to section 365 of the Bankruptcy Code) with respect to the Assumed Executory Contracts or such cure obligations shall have been deducted from the amounts payable to Sellers at the Closing pursuant to Section 2.6.

8.6 Benefit Plans. Seller shall have amended in form and substance reasonably satisfactory to Purchaser each Employee Benefit Plan that is an Assumed Plan (including, without limitation the Rowe Companies Employee Benefit Plan (Plan #501) and The Rowe Companies Medicare Supplement Health Plan), to terminate all post employment health and welfare benefits, except as specifically required under COBRA, and such termination of benefits shall be effective prior to the Closing.

8.7 Litigation. No action, suit or other proceedings shall be pending before any Governmental Authority seeking or threatening to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or seeking to obtain damages in respect thereof, or involving a claim that consummation thereof would result in the violation of any law, decree or Regulation of any Governmental Authority having appropriate jurisdiction.

8.8 Approvals. All authorizations, consents, filings and approvals necessary to permit Sellers to perform the transactions contemplated hereby shall have been duly obtained, made or given, shall be in form and substance, reasonably satisfactory to Purchaser, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect. All terminations or expirations of waiting periods imposed (and any extension thereof) by any Governmental Authority necessary for the transactions contemplated under this Agreement, if any, shall have occurred.

8.9 Release of Liens. Each Seller which is not a party to the Chapter 11 Cases shall have obtained releases of all Liens (other than any Permitted Liens) relating to the assets and properties of such Seller and payoff letters with respect to any Indebtedness.

8.10 Additional Matters. All corporate and other proceedings, and all documents, instruments and other legal matters in connection with the transactions contemplated by this Agreement or by the other agreements referred to herein shall be reasonably satisfactory in form and substance to Purchaser and its counsel.

8.11 Closing Deliveries. Sellers shall have delivered to Purchaser (i) a certificate signed by each Seller, dated the date of the Closing Date, (in form and substance reasonably satisfactory to Purchaser) certifying that the conditions specified in Sections 8.1, 8.3, and 8.7 (as to Sellers) have been satisfied as of the Closing; (ii) copies of all third-party approvals and governmental approvals required by Section 6.1; (iii) certified copies of the resolutions of the each Seller’s board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby; (iv) originals (or, to the extent originals are not available, copies) of all Assumed Executory Contracts (together with all amendments, supplements or modifications thereto); (v) all of the closing deliveries set forth in Section 10.2; and (vi) such other documents or instruments as are required to be delivered by any Seller at the Closing pursuant to the terms hereof or that Purchaser reasonably requests prior to the Closing Date to effect the transactions contemplated hereby.

ARTICLE IX

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS

The obligations of Sellers under this Agreement are, at the option of Sellers, subject to the satisfaction of the following conditions precedent on or before the Closing Date.

9.1 Warranties True as of Both Present Date and Closing Date. The representations and warranties of Purchaser contained herein shall be true and correct in all material respects on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall be true and correct as of that date in all material respects) with the same force and effect as though made by Purchaser on and as of the Closing Date, except those qualified by materiality shall be true and correct in all respects. Purchaser shall have performed and complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date.

9.2 Bankruptcy Court Approval. The Bankruptcy Court shall have entered an order approving of the execution of this Agreement by Sellers and of the consummation by Sellers of the transactions contemplated herein.

9.3 Litigation. No action, suit or other proceedings shall be pending before any Governmental Authority seeking or threatening to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or seeking to obtain damages in respect thereof, or involving a claim that consummation thereof would result in the violation of any law, decree or Regulation of any Governmental Authority having appropriate jurisdiction.

9.4 Consideration. Purchaser shall have delivered (i) to Sellers the Estimated Purchase Price, less the amount of cure payments made by Purchaser on behalf of Sellers pursuant to Section 2.6, less the Escrow Closing Amount, and (ii) to the Escrow Agent, pursuant to the terms of the Escrow Agreement, such amount (if any) as shall cause the Escrow Funds to equal the Escrow Closing Amount immediately after the Closing.

9.5 Approvals. All authorizations, consents, filings and approvals necessary to permit Purchaser to perform the transactions contemplated hereby shall have been duly obtained, made or given, shall be in form and substance reasonably satisfactory to Sellers, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect. All terminations or expirations of waiting periods (and any extension thereof) imposed by any Governmental Authority necessary for the transactions contemplated under this Agreement, if any, shall have occurred.

9.6 Closing Deliveries. Purchaser shall have delivered to Sellers (i) a certificate signed by Purchaser, dated the date of the Closing (in form and substance reasonably satisfactory to Sellers) certifying that the conditions specified in Section 9.1 through Section 9.3 above have been satisfied as of the Closing; (ii) certified copies of the resolutions of the Purchaser’s board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby; (iii) all of the closing deliveries set forth in Section 10.3; and (iv) such other documents or instruments as are required to be delivered by Purchaser at the Closing pursuant to the terms hereof.

ARTICLE X

CLOSING

10.1 Closing. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, the closing of the transaction contemplated by this Agreement (the “Closing”) will take place at the offices of Kirkland & Ellis LLP, 655 Fifteenth Street, N.W., Washington, D.C. 20005-5793 at 10:00 A.M. Eastern Standard Time no later than the first business day after the date on which the conditions set forth in Article VIII and Article IX have been satisfied or waived in writing; or on such other date or place as Purchaser and ParentCo may determine (the “Closing Date”).

10.2 Deliveries by Sellers. At the Closing, Sellers shall deliver or procure delivery to Purchaser of:

(a) physical possession of all of the Acquired Assets capable of passing by delivery with the intent that title in such Acquired Assets shall pass by and upon delivery;

(b) one or more bills of sale, in form and substance reasonably satisfactory to each of Purchaser, Parentco, and GECC, conveying in the aggregate all of the owned personal property of Sellers included in the Acquired Assets, duly executed by Sellers;

(c) one or more assignments and assumptions of the Assumed Obligations, in form and substance reasonably satisfactory to each of Purchaser, Parentco, and and GECC (collectively, the “Assignment and Assumption”), duly executed by the relevant Seller or Sellers;

(d) duly executed Intellectual Property assignments in form and substance reasonably satisfactory to each of Purchaser, Parentco, and GECC each in recordable form to the extent necessary to assign such rights;

(e) an affidavit from each Seller, dated as of the Closing Date, in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating such Seller’s taxpayer identification number and that such Seller is not a foreign person pursuant to section 1445(b)(2) of the Code;

(f) special warranty or limited warranty deeds (as may be applicable) with respect to each Assumed Owned Real Property, in form and substance reasonably satisfactory to Purchaser, subject only to the Permitted Liens;

(g) all affidavits, GAP undertakings and other title clearance documents reasonably necessary for the title insurer to insure fee simple title to each Assumed Owned Real Property and all recorded easements benefiting such parcels, subject only to Permitted Liens, with gap coverage from Sellers through the date of recording;

(h) [Intentionally Omitted];

(i) with respect to the Assumed Facility Leases, any landlord estoppel letters and landlord waivers from landlord’s lenders, landlord lien waivers and landlord consents to leasehold mortgages or collateral assignments of leases, if required by Purchaser’s lender in form and substance reasonably satisfactory to Purchaser’s lender;

(j) certificates of title and title transfer documents to all titled motor vehicles;

(k) an assignment and assumption agreement with respect to Sellers’ Permits and warranties in form and substance reasonably acceptable to Purchaser, whereby Sellers shall assign to Purchaser all of their respective rights in and to any Permits and warranties relating (directly or indirectly) to the Acquired Assets or the Business, to the extent such Permits and warranties are assignable;

(l) all the Books and Records, subject to the rights of access to the Books and Records as provided in Section 12.9;

(m) such other instruments, in form and substance, reasonably satisfactory to Purchaser and its counsel, as are necessary to vest in Purchaser good and marketable title in and to the owned Acquired Assets in accordance with the provisions hereof; and

(n) such documentation as may be necessary to change the authorized signatories on any bank accounts or powers of attorney relating (directly or indirectly) to the Acquired Assets or the Business.

10.3 Deliveries by Purchaser. At the Closing, Purchaser will deliver (i) to Sellers (A) the Assignment and Assumption and the instrument referred to in Section 10.2(k) duly executed by Purchaser, (ii) to GECC the cash proceeds (up to but not exceeding the Indebtedness including the Carve Out Amount owed by Sellers to GECC) to be delivered by Purchaser to Sellers hereunder, (iii) to Rowe Properties, Inc., Rowe Diversified, Inc. and to ParentCo (on behalf of each Seller other than Rowe Properties, Inc., Rowe Diversified, Inc.) their portion of the Cash Portion according to the percentages set forth on Exhibit A hereto. For avoidance of doubt, except for Sellers instructions herein to pay amounts owing to them directly to GECC, Purchaser agrees to pay any additional funds it owes to the Sellers hereunder pursuant to the written instructions of Sellers.

10.4 Form of Instruments. To the extent that a form of any document to be delivered hereunder is not attached as an Exhibit hereto, such documents shall be in form and substance, and shall be executed and delivered in a manner, reasonably satisfactory to Purchaser and ParentCo.

ARTICLE XI

TERMINATION; TERMINATION PAYMENT

11.1 Termination. This Agreement may be terminated prior to the Closing as follows:

(a) by mutual written agreement of Purchaser and ParentCo;

(b) by either Purchaser or ParentCo if there shall be in effect a Final Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(c) by either Purchaser or ParentCo (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a material breach or misrepresentation of any of the representations or warranties or a material breach of any of the covenants set forth in this Agreement on the part of the other party, which breach is not cured within ten days following written notice to the party committing such breach or which breach, by its nature, cannot be cured prior to the Closing;

(d) by Purchaser (provided that Purchaser is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if it shall have reasonably determined that one or more conditions set forth in Article VIII has not been or cannot be fulfilled or satisfied prior to the date specified in such condition (if such condition specifies a date other than the Closing Date by which such condition must be satisfied);

(e) by Purchaser if any Seller (i) seeks or supports Bankruptcy Court approval of an Acquisition Proposal (other than to or by Purchaser) or (ii) executes and delivers an agreement or understanding of any kind with respect to an Acquisition Proposal;

(f) by Purchaser or ParentCo if the Bankruptcy Court enters an order approving any Acquisition Proposal (other than the sale of the Business and the Acquired Assets to Purchaser);

(g) by Purchaser on any day on or after the ninetieth (90th) day following the date hereof if the Closing shall not have been consummated by such date (or by such later date as shall be mutually agreed to by Purchaser and ParentCo in writing), unless the Closing has not occurred due to a material failure of Purchaser to perform or observe its agreement as set forth in this Agreement required to be performed or observed by it on or before the Closing Date;

(h) [Intentionally Omitted.]

(i) by ParentCo (provided that no Seller is then in material breach of any representation, warranty, covenant or other agreement contained herein) if it shall have reasonably determined that one or more conditions set forth in Article IX has not been or cannot be fulfilled or satisfied prior to the date specified in such condition (if such condition specifies a date other than the Closing Date by which such condition must be satisfied); and

(j) by ParentCo on any day on or after the ninetieth (90th) day following the date hereof if the Closing shall not have been consummated by such date (or by such later date as shall be mutually agreed to by Purchaser and ParentCo in writing), unless the Closing has not occurred due to a material failure of any Seller to perform or observe its agreement as set forth in this Agreement required to be performed or observed by it on or before the Closing Date.

11.2 Breakup Fee and Expense Reimbursement.

(a) If the transactions contemplated hereby are not consummated for any reason other than the material breach by Purchaser of this Agreement or a termination pursuant to Section 11.1(a), Sellers shall immediately pay (in cash) to Purchaser the Expense Reimbursement.

(b) In addition to the Expense Reimbursement, upon the first to occur of (i) the date any Seller consummates an Acquisition Proposal or (ii) the date any Seller consummates a “plan” pursuant to the Bankruptcy Code, Sellers, joint and severally, shall immediately pay (in cash) to Purchaser the amount of the Breakup Fee and the Expense Reimbursement; provided, however, that the Breakup Fee shall not be payable to Purchaser if a No Fee Event shall have occurred.

(c) Sellers’ obligation to pay the Breakup Fee and the Expense Reimbursement pursuant to this Section 11.2 shall survive termination of this Agreement and shall constitute an administrative expense (which shall be a super-priority administrative expense claim senior to any and all claims and interests, excluding only pre-petition and post-petition amounts owing to Sellers’ pre-petition and post-petition senior secured lenders) of Sellers under section 364(c)(1) of the Bankruptcy Code.

11.3 Effect of Termination or Breach. If the transactions contemplated hereby are not consummated (a) this Agreement shall become null and void and of no further force and effect, except (i) for this Section 11.3, (ii) for the provisions of Sections 11.2 (Breakup Fee and Expense Reimbursement), 13.1 (Expenses), 13.7 (Submission to Jurisdiction), 13.8 (Governing Law), 13.9 (Binding Nature; Assignment), 13.10 (No Third Party Beneficiary), and 13.11 (Construction) hereof, and (iii) that the termination of this Agreement for any cause shall not relieve any party hereto from any Liability which at the time of termination had already accrued to any other party hereto or which thereafter may accrue in respect of any act or omission of such party prior to such termination; (b) in the event this Agreement is terminated in accordance with its terms, the payment of the Breakup Fee and Expense Reimbursement shall be sole and exclusive remedy (as liquidated damages) of Purchaser; (c) in the event this Agreement is terminated by Sellers pursuant to Section 11.1(c), the receipt by ParentCo (on behalf of Sellers) of the Escrow Funds shall be Sellers’ sole and exclusive remedy (as liquidated damages) of Sellers and Purchaser shall promptly disburse such amount to ParentCo; and (d) if this Agreement is terminated for any reason other than the termination of this Agreement by Sellers pursuant to Section 11.1(c), Sellers shall not be entitled to any damages, losses, or payment from Purchaser, and Purchaser shall have no further obligation or Liability of any kind to Sellers, any of their Affiliates, or any Third Party on account of this Agreement, and Sellers shall promptly instruct the Escrow Agent to return to Purchaser the Escrow Funds.

ARTICLE XII

ADDITIONAL POST-CLOSING COVENANTS

12.1 Employees.

(a) Immediately prior to the Closing, the employment of all active employees of Sellers shall be terminated by the applicable Seller, and Purchaser shall offer employment to substantially all such active employees effective as of the Closing Date, on terms and conditions of employment (including, without limitation, compensation and employee benefits) that shall be determined by Purchaser in its sole discretion and in accordance with applicable law. Except for the Assumed Obligations, Sellers shall be responsible for (and Sellers shall jointly and severally indemnify and hold Purchaser harmless from and against), any and all wages, bonuses, commissions, employee benefits, retention or stay bonus arrangements, and other compensation (including all obligations under any Employee Benefit Plans other than the Assumed Plans, if any) due to the employees of Sellers arising out of their employment with Sellers prior to and as of the Closing.

(b) Nothing contained in this Agreement shall confer upon any Rehired Employee any right with respect to continuance of employment by Purchaser, nor shall anything herein interfere with the right of Purchaser to terminate the employment of any Rehired Employees at any time, with or without notice, or restrict Purchaser, in the exercise of its business judgment in modifying any of the terms or conditions of employment of the Rehired Employees after the Closing.

12.2 Employee Benefit Plans.

(a) Except for Assumed Plans, if any, Purchaser shall not assume any Employee Benefit Plans or any obligation or Liability thereunder and Purchaser shall provide benefits to those Rehired Employees as of or after the Closing as Purchaser, in its sole discretion, shall determine. Except for obligations arising, and relating solely to periods, after the Closing Date with respect to the Assumed Plans, Sellers shall jointly and severally indemnify, defend and hold harmless Purchaser from and against any and all obligations, Claims, or Liabilities under any Benefit Plans to which Sellers or any ERISA Affiliate have any actual or potential Liability. With respect to all claims by, or benefits due to, current and former employees of Sellers (including, without limitation, insurance claims incurred by not reported as of the Closing Date) arising prior to or as of the Closing Date under any Employee Benefit Plans of Sellers (other than the Assumed Plans), whether insured or otherwise (including, but not limited to, life insurance, medical and disability programs, retirement and pension plans), Sellers shall, at their own expense, honor or cause their respective insurance carriers to honor such claims or benefits, regardless of whether such claims are made or benefits are due before or after the Closing, in accordance with the terms and conditions of such Employee Benefit Plans of Sellers without regard to the employment by Purchaser of any such employees after the Closing.

(b) As soon as reasonably possible after the Closing Date, Purchaser shall cause each Rehired Employee to be given (i) credit for his or her service with Sellers (only to the extent such service is taken into account under any Seller’s vacation or sick leave policy, program or arrangement) for the purpose of determining such Rehired Employee’s vacation and sick leave (on a going-forward basis) in any vacation or sick leave plan, program or arrangement maintained for Purchaser’s employees’ benefit on or after the Closing Date, and (ii) credit service accrued with Sellers as of the Closing Date for purposes of eligibility and vesting only under all benefit plans, programs, policies and arrangements provided to such Rehired Employees by Purchaser following the Closing Date to the same extent such service was credited under the corresponding Employee Benefit Plan as of the Closing Date; provided, however, Purchaser shall not be obligated to pay any cash amounts based on such credit. Notwithstanding the forgoing, except for the Assumed Obligations, Purchaser shall not be responsible for any accrued Liabilities or claims with respect to any vacation or sick leave earned or accrued by Rehired Employees on or prior to the Closing Date.

(c) Purchaser shall use reasonable best efforts to cause to be waived any pre-existing condition limitations or other restrictions that would prevent immediate and full participation of any Rehired Employees (or their eligible dependents) under any health and welfare benefit plans (including, without limitation, medical, dental, but specifically excluding short-term disability and excluding long-term disability plans) sponsored or maintained by Purchaser for such Rehired Employees following the Closing Date, to the extent such limitations and restrictions would not apply under similar Employee Benefit Plans of Sellers as in effect prior to the Closing. In addition, Purchaser will give credit to the Rehired Employees and their eligible dependents for all co-payments and deductibles satisfied by such Rehired Employee prior to the Closing Date under the applicable medical and dental plan that is an Employee Benefit Plan during the plan year in which the transaction occurs.

12.3 Sellers’ Cooperation in Hiring of Employees. Sellers shall cooperate with Purchaser and shall, permit Purchaser a reasonable period prior to the Closing Date (i) to meet with employees of Sellers (including managers and supervisors) at such times as Purchaser shall reasonably request, (ii) to speak with such employees’ managers and supervisors (in each case with appropriate authorizations and releases from such employees) who are being considered for employment by Purchaser, (iii) to distribute to such employees of Sellers such forms and other documents relating to potential employment by Purchaser after the Closing as Purchaser may reasonably request, and (iv) to permit Purchaser’s counsel, upon request, to review personnel files and other relevant employment information regarding employees of Sellers.

12.4 WARN Act. Provided that on or before the Closing Sellers have provided Purchaser with a list of employee layoffs, by location, implemented by Sellers in the 90-day period preceding the Closing Date, Purchaser shall indemnify and hold Sellers harmless from and against any and all obligations or Liability (including, without limitation, legal fees and costs) arising under the WARN Act (as defined herein) on or after the Closing Date.

12.5 Joint Post-Closing Covenant of Purchaser and Sellers. Purchaser and Sellers jointly covenant and agree that, from and after the Closing Date, Purchaser and Sellers will each use commercially reasonable efforts to cooperate with each other in connection with any action, suit, proceeding, investigation or audit of the other relating to (a) the preparation of an audit of any Tax Return of any Seller or Purchaser for all periods prior to or including the Closing Date and (b) any audit of Purchaser and/or any audit of any Seller with respect to the sales, transfer and similar Taxes imposed by the laws of any state or political subdivision thereof, relating to the transactions contemplated by this Agreement. In furtherance hereof, Purchaser and Sellers further covenant and agree to promptly respond to all reasonable inquiries related to such matters and to provide, to the extent reasonably possible, substantiation of transactions and to make available and furnish appropriate documents and personnel in connection therewith. All costs and expenses incurred in connection with this Section 12.5 referred to herein shall be borne by the party who is subject to such action.

12.6 Certain Consents. If a consent of a Third Party which is required in order to assign any Acquired Asset (or Claim, right or benefit arising thereunder or resulting therefrom)

is not obtained prior to the Closing Date, or if an attempted assignment would be ineffective or would adversely affect the ability of any Seller to convey its interest in question to Purchaser, Sellers will cooperate with Purchaser and use commercially reasonable efforts in any lawful arrangement to provide that Purchaser shall receive the interests of any Seller in the benefits of such Acquired Asset. If any consent or waiver is not obtained before the Closing Date and the Closing is nevertheless consummated, each Seller agrees to continue to use commercially reasonable efforts to obtain all such consents as have not been obtained prior to such date.

12.7 Name Changes. As of the Closing, (i) each Seller shall take all necessary action to change its name and the names of any Subsidiaries or Affiliates of Sellers to a name bearing no resemblance to the names set forth on the signature pages to this Agreement, and (ii) each Seller shall not, and shall cause each of its Subsidiaries and Affiliates not to, use the “Rowe” name, and any variation thereof, as a trademark, services mark, corporate name or domain name.

12.8 Accounts Receivable; Collections. After the Closing, Sellers shall permit, and hereby authorize, Purchaser to collect, in the name of Sellers, all accounts receivable constituting part of the Acquired Assets and to endorse with the name of any applicable Seller for deposit in Purchaser’s account any checks or drafts received in payment thereof. Sellers shall promptly deliver to Purchaser any cash, checks or other property that they may receive after the Closing in respect of any accounts receivable or other asset constituting part of the Acquired Assets.

12.9 Access to Information. For a period of twenty-four (24) months after the Closing Date, each party and their representatives (including the Committee, any trustee appointed by the Bankruptcy Court, or other estate representative) shall have reasonable access to, and each shall have the right to photocopy, all of the Books and Records relating to the Business or the Acquired Assets (which Books and Records Purchaser shall cause to be continued and maintained in the ordinary course of the Purchaser’s business and consistent with Sellers’ past practices), including all employee records or other personnel and medical records required by law, legal process or subpoena, in the possession of the other party to the extent that such access may reasonably be required by such party in connection with the Assumed Obligations or the Unassumed Liabilities, or other matters relating to or affected by the operation of the Business and the Acquired Assets. Such access shall be afforded by the party in possession of such Books and Records upon receipt of reasonable advance notice and during normal business hours; provided, however, that (A) any such investigation shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of any party or its Affiliates, (B) no party shall be required to take any action which would constitute a waiver of the attorney-client privilege and (C) no party need supply the other party with any information which such party is under a legal obligation not to supply. The party exercising this right of access shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 12.9.

12.10 Tax Matters. Purchaser shall, within the later of (i) 120 days after the Closing Date, (ii) 30 days prior to the date by which Sellers’ federal income Tax Returns must be filed, or (iii) 10 business days after there has been a final determination of the Purchase Price pursuant to Section 3.1(c), prepare and deliver to Sellers a schedule allocating the Purchase Price (and any other items that are required for federal income tax purposes to be treated as part of the purchase price) among the respective Sellers and the Acquired Assets (such schedule, the “Allocation”). Purchaser and Sellers shall report and file all Tax Returns (including amended Tax Returns and claims for refund) consistent with the Allocation, and shall take no position contrary thereto or inconsistent therewith (including, without limitation, in any audits or examinations by any Governmental Authority or any other proceeding). Purchaser and Sellers shall cooperate in the filing of any forms (including Form 8594 under section 1060 of the Code) with respect to such Allocation, including any amendments to such forms required pursuant to this Agreement with respect to any adjustment to the Purchase Price. If and to the extent the parties are unable to agree on such Allocation, the parties shall retain the Valuation Firm to resolve such dispute. Notwithstanding any other provision of this Agreement, the terms and provisions of this Section 12.10 shall survive the Closing without limitation.

ARTICLE XIII

MISCELLANEOUS

13.1 Expenses.

(a) Except as provided in Section 11.2 hereof, each party hereto shall bear its own costs and expenses, including, without limitation, the fees and expenses of its legal counsel, accountants, investment bankers, brokers and other representatives or consultants, with respect to the transactions contemplated hereby. Notwithstanding the foregoing, in the event of any action or proceeding to interpret or enforce this Agreement, the prevailing party in such action or proceeding (i.e., the party who, in light of the issues contested or determined in the action or proceeding, was more successful) shall be entitled to have and recover from the non-prevailing party such costs and expenses (including, without limitation, all court costs and reasonable attorneys’ fees) as the prevailing party may incur in the pursuit or defense thereof.

(b) The parties hereto agree that if any claims for commissions, fees or other compensation, including, without limitation, brokerage fees, finder’s fees, or commissions are ever asserted against Purchaser or Sellers in connection with this transaction, all such claims shall be handled and paid by the party whose actions form the basis of such claim and such party shall indemnify (with counsel reasonably satisfactory to the party(ies) entitled to indemnification) and hold the other harmless from and against any and all such claims or demands asserted by any Person, firm or corporation in connection with the transaction contemplated hereby.

13.2 Amendment. This Agreement may not be amended, modified or supplemented except by a written instrument signed by ParentCo (on behalf of itself and Sellers) and Purchaser and by the consent of GECC (which consent shall not be unreasonably withheld).

13.3 Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (a) when received if given in person, (b) on the date of transmission if sent facsimile, email, or other wire transmission (with answer back confirmation of such transmission), (c) upon delivery, if delivered by a nationally known commercial courier service providing next day delivery service (such as Federal Express), or (d) upon delivery, or refusal of delivery, if deposited in the U.S. mail, certified or registered mail, return receipt requested, postage prepaid:

To Sellers:	The Rowe Companies Rowe Furniture, Inc. Rowe Properties, Inc. Rowe Diversified, Inc. 2121 Gardner Street Elliston, Virginia 24087 Attn: Garry W. Angle

with copy to:	Wiley Rein & Fielding LLP 7925 Jones Branch Drive McLean, VA 22102 Attn: H. Jason Gold Alexander M. Laughlin Fax: 703-905-2820

To Purchaser, to:	Lexington-Rowe Furniture Holding Corp. 5200 Town Center Circle, Suite 470 Boca Raton, FL 33486 Attn: C. Deryl Couch, Jason H. Neimark and Aaron P. Wolfe Fax: (561) 394-0540

With copies to:	Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 Attn: Douglas C. Gessner, P.C. and Jeremy S. Liss Fax: (312) 861-2200

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

13.4 Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing by ParentCo, in the case of a waiver by any Seller, or Purchaser, in the case of any waiver by Purchaser, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

13.5 Counterparts and Execution. This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any counterpart may be executed by facsimile signature and such facsimile signature shall be deemed an original.

13.6 Headings. The headings preceding the text of the Articles and Sections of this Agreement and the Exhibits and the Schedules are for convenience only and shall not be deemed part of this Agreement.

13.7 SUBMISSION TO JURISDICTION. THE PARTIES HEREBY AGREE THAT ANY AND ALL CLAIMS, ACTIONS, CAUSES OF ACTION, SUITS, AND PROCEEDINGS RELATING TO THIS AGREEMENT OR THE OTHER AGREEMENTS CONTEMPLATED HEREIN SHALL BE FILED AND MAINTAINED ONLY IN THE BANKRUPTCY COURT, AND THE PARTIES HEREBY CONSENT TO THE JURISDICTION OF SUCH COURT. IN THE EVENT THAT THE BANKRUPTCY COURT DOES NOT HAVE JURISDICTION OVER ANY AND ALL CLAIMS, ACTIONS, CAUSES OF ACTION, SUITS, AND PROCEEDINGS RELATING TO THIS AGREEMENT OR THE OTHER AGREEMENTS CONTEMPLATED, THE PARTIES HEREBY CONSENT TO THE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF VIRGINIA.

13.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable Delaware principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

13.9 Binding Nature; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without prior written consent of the other parties (which shall not be unreasonably withheld or delayed); except (i) that Purchaser may assign any of its rights and obligations hereunder, in whole or in part, to (x) any Affiliate or Subsidiary of Purchaser (whether wholly owned or otherwise), (y) to its lenders and, (z) following the Closing, to any successor-in-interest to any Person acquiring all or any portion of the Business or the Acquired Assets; (ii) the rights and interests of Sellers hereunder may be assigned to a trustee appointed under Chapter 11 or Chapter 7 of the Bankruptcy Code; (iii) this Agreement may be assigned to any entity appointed as a successor to Sellers pursuant to a confirmed Chapter 11 plan; and (iv) as otherwise provided in this Agreement. Sellers hereby agree that Purchaser may grant a security interest in its rights and interests hereunder to its lenders, and Sellers will sign a consent with respect thereto if so requested by Purchaser or its lender, and that the terms of this Agreement shall be binding upon any subsequent trustee appointed under Chapter 11 or Chapter 7 of the Bankruptcy Code. Purchaser acknowledges that all of Sellers rights and benefits hereunder (but none of Sellers’ obligations) have been contemporaneously assigned to GECC.

13.10 No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and nothing contained herein, express or implied, is intended to confer on any Person other than the parties hereto or their successors and permitted assigns, any rights, remedies, obligations, Claims, or causes of action under or by reason of this Agreement.

13.11 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to this Agreement to express their mutual intent, and no rule of strict construction shall be applied against any party. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and Regulations promulgated thereunder, unless the context requires otherwise.

13.12 Public Announcements. Except as required by law or in connection with the Chapter 11 Cases, neither Sellers nor Purchaser shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other parties hereto relating to the contents and manner of presentation and publication thereof, which approval will not be unreasonably withheld, delayed or conditioned. Prior to making any public disclosure required by applicable law, the disclosing parties shall give the other party a copy of the proposed disclosure and reasonable opportunity to comment on the same. Notwithstanding the foregoing, Purchaser shall not be restricted from making any public announcements or issuing any press releases after the Closing. Each Seller and Purchaser agree that the authorization contained in the immediately preceding sentence is not intended to permit disclosure of any other information, including, without limitation, (i) any portion of any materials to the extent not related to the Tax treatment or Tax structure of the transaction, (ii) the identities of participants or potential participants in the transaction, (iii) the existence or status of any negotiations, (iv) any pricing or financial information (except to the extent such pricing or financial information is related to the Tax treatment or Tax structure of the transaction), or (v) any other term or detail not relevant to the Tax treatment or the Tax structure of the transaction.

13.13 Entire Understanding. This Agreement, the Exhibits and the Schedules set forth the entire agreement and understanding of the parties hereto in respect to the transactions contemplated hereby and the Agreement, the Exhibits and the Schedules supersede all prior agreements, arrangements and understandings relating to the subject matter hereof and are not intended to confer upon any other Person any rights or remedies hereunder.

13.14 Closing Actions. All deliveries, payments and other transactions and documents relating to the Closing shall be interdependent, and none shall be effective unless and until all are effective (except to the extent that the party entitled to the benefit thereof has waived satisfaction or performance thereof as a condition precedent to the Closing).

13.15 Conflict between Transaction Documents. The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement or document referred to herein, this Agreement shall govern and control.

13.16 Survival. The representations and warranties of Sellers and Purchaser contained in this Agreement or in any instrument delivered in connection herewith shall not survive the Closing. All covenants and agreements herein that are contemplated by this Agreement to be performed after the Closing shall survive the Closing.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be executed and delivered on the date first above written.

PURCHASER:

Lexington-Rowe Furniture Holding Corp.

By:	/s/ Aaron Wolfe
Name:	Aaron Wolfe
Its:	Vice President

SELLERS:

The Rowe Companies

By:	/s/ Garry W. Angle
Name:	Garry W. Angle
Title:	Treasurer

Rowe Furniture, Inc.

By:	/s/ Garry W. Angle
Name:	Garry W. Angle
Title:	Treasurer

Rowe Properties, Inc.

By:	/s/ Garry W. Angle
Name:	Garry W. Angle
Title:	Treasurer

Rowe Diversified, Inc.

By:	/s/ Garry W. Angle
Name:	Garry W. Angle
Title:	Treasurer

EXHIBIT A

	Applicable Percentage of Cash Portion	Portion of Expected Cash Proceeds of $24M Attributable to each Seller	Portion of Assumed Liabilities of $8M Attributable to each Seller
Rowe Properties, Inc.	10.71%	2,570,000.00	0
Rowe Diversified, Inc.	1.04%	250,000.00	0
Other Sellers	88.25%	20,930,000.00	7,000,000.00
Total	100.00%	$24,000,000.00	7,000,000.00